Skyline Bankshares, Inc.

2025
ANNUAL
REPORT

What we do here at Skyline National Bank is more than just meeting needs and growing businesses; doing good and being our best elevates community. We take on the challenges of our customers, craft solutions, and express kindness and enthusiasm in all that we do. The following values guide our every action.

Smart | Clever minds create change.

Kind | We're never wrong by doing right.

Young-at-Heart | We surprise and delight.

Local | We're from here. We own it.

Inspired | Extraordinary passion drives us.

Nonconforming | We don't do mediocre or status quo.

Energetic | This is contagious.

2025 Annual Report

Table of Contents

Financial Highlights[1]

	2025	2024	2023	2022	2021
Summary of Operations					
Interest income	$ 65,749	$ 53,536	$ 43,365	$ 36,567	$ 34,756
Interest expense	15,353	14,066	7,767	1,930	2,429
Net interest income	50,396	39,470	35,598	34,637	32,327
Provision for (Recovery of) credit losses	868	1,116	(50)	606	723
Other income	7,785	7,285	6,970	6,257	6,568
Other expense	37,281	36,281	30,542	27,488	26,267
Income taxes	4,190	1,933	2,376	2,519	2,423
Net income	$ 15,842	$ 7,425	$ 9,700	$ 10,281	$ 9,482
Per Share Data					
Net income	$ 2.84	$ 1.34	$ 1.74	$ 1.84	$ 1.59
Cash dividends declared	0.52	0.46	0.42	0.32	0.27
Book value	19.00	15.69	14.84	12.98	15.20
Year-end Balance Sheet Summary					
Loans, net	$ 1,049,532	$ 976,432	$ 810,965	$ 748,624	$ 677,855
Investment securities	114,096	118,287	127,389	135,151	129,715
Total assets	1,293,303	1,217,599	1,045,843	997,734	995,848
Deposits	1,178,165	1,092,203	928,742	920,327	898,226
Stockholders' equity	107,664	88,668	82,882	72,936	85,194
Selected Ratios					
Return on average assets	1.24%	0.67%	0.96%	1.01%	1.01%
Return on average equity	16.16%	8.69%	12.70%	13.35%	10.98%
Dividend payout ratio	18.55%	34.71%	24.26%	17.48%	17.13%
Average equity to average assets	7.70%	7.70%	7.55%	7.59%	9.19%

---

[1] In thousands of dollars, except per share data.

Skyline Bankshares, Inc.

Dear Fellow Shareholders:

It is our pleasure to present to you the year end 2025 Annual Report for Skyline Bankshares, Inc. and Skyline National Bank.

The Company recorded net income of $15.8 million, or $2.84 per share, compared to net income of $7.4 million, or $1.34 per share, for the year ended December 31, 2024. The earnings for 2025 represent a return on average assets of 1.24% and a return on average equity of 16.16%, compared to 0.67% and 8.69%, respectively, for the same period last year.

Total assets increased by $75.7 million, or 6.22%, to $1.29 billion at December 31, 2025, from $1.22 billion at December 31, 2024. Total loans increased by $73.7 million, or 7.49%, to $1.06 billion at December 31, 2025 from $984.5 million at December 31, 2024. Total deposits increased by $86.0 million, or 7.87%, to $1.18 billion at December 31, 2025 from $1.09 billion at December 31, 2024. Total stockholders' equity increased by $19.0 million, or 21.42%, to $107.7 million at December 31, 2025, from $88.7 million at December 31, 2024. Book value increased from $15.69 per share at December 31, 2024 to $19.00 per share at December 31, 2025.

We are very pleased with our results for 2025, as earnings for the year increased to $2.84 per share compared to $1.34 per share for 2024. Solid balance sheet growth was also a mark of 2025 with total assets increasing at a rate of 6%, while loans and deposits both increased by more than 7% during the year. It is worth noting that the increase in total assets came despite a reduction in borrowings of over $29.2 million. Stockholders' equity continued to grow and dividends increased by over 13.04% from the prior year.

During the year 2025, we celebrated a significant milestone of 125 years of community banking. Since 1900, Skyline National Bank has been dedicated to delivering "Always our Best" for the communities and customers we serve each and every day.

We hope you will be able to join us for our Annual Shareholders' Meeting on May 19, 2026, and again, we thank you for the opportunity to serve you as shareholders and customers. Please be sure to let us know if you have any questions or comments.

Always Our Best,

Blake M. Edwards Jr.

Blake M. Edwards, Jr.
President and CEO

elliott davis

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Skyline Bankshares, Inc. and Subsidiary

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Skyline Bankshares, Inc. and Subsidiary (the "Company") as of December 31, 2025 and 2024, and the consolidated related statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses - Loans

As described in Note 4 to the Company's financial statements, the Company has a gross loan portfolio of $1.06 billion and related allowance for credit losses ("ACL) of $8.67 million as of December 31, 2025. As described by the Company in Note 1, the Company measures expected credit losses for loans on a pooled basis by loan segment using a lifetime probability of default / loss given default methodology. Using this methodology, an estimate of probability of default and a lifetime loss rate is applied to each loan segment based on the Company's loss history during the economic life cycle of the loan segments. The ACL calculation includes subjective adjustments for qualitative risk factors, which may increase or reduce reserve levels. Qualitative adjustments may be made to incorporate changes in asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured in the calculation. In addition, the Company incorporates reasonable and supportable forecasts in certain qualitative adjustments.

We identified the Company's estimate of the ACL as a critical audit matter. The principal considerations for our determination of the ACL as a critical audit matter related to the high degree of subjectivity in the Company's judgments in determining the qualitative factors. Auditing these complex judgments and assumptions by the Company involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included the following:

- We evaluated the relevance, and the reasonableness of assumptions related to evaluation of the loan portfolio, current and forecasted economic conditions, and other risk factors used in development of the qualitative factors.

- We evaluated the reasonableness of assumptions and data used by the Company in developing the qualitative factors by comparing these data points to internally developed and third-party sources, and other audit evidence gathered.

- We evaluated subsequent events and transactions and considered whether they corroborated or contradicted the Company's conclusion.

Elliott Davis, PLLC

We have served as the Company's auditor since 1995.

Charlotte, North Carolina
March 20, 2026

Consolidated Balance Sheets

December 31, 2025 and 2024

(dollars in thousands)		2025		2024
Assets				
Cash and due from banks	$	19,724	$	17,889
Interest-bearing deposits with banks		3,125		1,562
Federal funds sold		343		-
Total cash and cash equivalents		23,192		19,451
Investment securities available for sale		114,096		118,287
Restricted equity securities		3,474		4,034
Loans		1,058,198		984,459
Allowance for credit losses		(8,666)		(8,027)
Net loans		1,049,532		976,432
Cash value of life insurance		27,169		26,743
Other real estate owned		-		140
Properties and equipment, net		40,760		34,663
Accrued interest receivable		4,541		4,013
Core deposit intangible		3,043		3,815
Goodwill		7,900		7,900
Deferred tax assets, net		3,696		5,593
Other assets		15,900		16,528
	$	1,293,303	$	1,217,599
Liabilities and Stockholders' Equity				
Liabilities				
Deposits				
Noninterest-bearing	$	371,001	$	337,918
Interest-bearing		807,164		754,285
Total deposits		1,178,165		1,092,203
Borrowings		-		25,000
Fed funds purchased		-		4,254
Accrued interest payable		531		950
Other liabilities		6,943		6,524
		1,185,639		1,128,931
Commitments and contingencies (Note 19)				
Stockholders' Equity				
Preferred stock, no par value; 5,000,000 shares authorized, none issued		-		-
Common stock, no par value; 25,000,000 shares authorized, 5,666,204 and 5,651,704 issued and outstanding at December 31, 2025 and 2024, respectively		-		-
Surplus		33,984		33,507
Retained earnings		86,617		73,714
Accumulated other comprehensive loss		(12,937)		(18,553)
		107,664		88,668
	$	1,293,303	$	1,217,599

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2025 and 2024

(dollars in thousands except share amounts)	2025	2024
Interest income		
Loans and fees on loans	$ 62,164	$ 49,974
Interest-bearing deposits with banks	667	390
Federal funds sold	18	37
Interest on taxable securities	2,408	2,666
Interest on nontaxable securities	195	205
Dividends	297	264
	65,749	53,536
Interest expense		
Deposits	14,130	12,650
Interest on borrowings	1,223	1,416
	15,353	14,066
Net interest income	50,396	39,470
Provision for credit losses	868	1,116
Net interest income after provision for credit losses	49,528	38,354
Noninterest income		
Service charges on deposit accounts	2,506	2,317
Other service charges and fees	4,181	3,844
Net realized losses on securities	-	(141)
Mortgage origination fees	238	277
Increase in cash value of life insurance	694	643
Life insurance income	60	221
Other income	106	124
	7,785	7,285
Noninterest expenses		
Salaries and employee benefits	19,445	17,770
Occupancy and equipment	5,867	5,636
Data processing expense	3,483	3,019
FDIC Assessments	963	720
Advertising	1,071	965
Bank franchise tax	520	466
Director fees	400	326
Professional fees	1,084	856
Telephone expense	475	473
Core deposit intangible amortization	772	482
Merger related expenses	-	2,423
Other expense	3,201	3,145
	37,281	36,281
Income before income taxes	20,032	9,358
Income tax expense	4,190	1,933
Net income	$ 15,842	$ 7,425
Basic earnings per share	$ 2.84	$ 1.34
Weighted average shares outstanding	5,585,582	5,557,210
Dividends declared per share	$ 0.52	$ 0.46

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income

Years ended December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Net Income	$ 15,842	$ 7,425
Other comprehensive income		
Net change in pension reserve:		
Change in pension reserve during the year	14	692
Tax related to change in pension reserve	(3)	(145)
Unrealized gains on investment securities available for sale:		
Unrealized gains arising during the year	7,095	164
Tax related to unrealized gains	(1,490)	(35)
Reclassification of net realized losses during the year	-	141
Tax related to net realized losses	-	(30)
Total other comprehensive income	5,616	787
Total comprehensive income	$ 21,458	$ 8,212

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2025 and 2024

(dollars in thousands except share amounts)

| | Common Stock | | | | Accumulated Other | |
	Shares	Amount	Surplus	Retained Earnings	Comprehensive Loss	Total
Balance, December 31, 2023	5,584,204	$ -	$ 33,356	$ 68,866	$ (19,340)	$ 82,882
Net income	-	-	-	7,425	-	7,425
Other comprehensive income	-	-	-	-	787	787
Dividends paid ($0.46 per share)	-	-	-	(2,577)	-	(2,577)
Stock awards issued	87,500	-	-	-	-	-
Share-based compensation	-	-	381	-	-	381
Common stock repurchased	(20,000)	-	(230)	-	-	(230)
Balance, December 31, 2024	5,651,704	$ -	$ 33,507	$ 73,714	$ (18,553)	$ 88,668
Net income	-	-	-	15,842	-	15,842
Other comprehensive income	-	-	-	-	5,616	5,616
Dividends paid ($0.52 per share)	-	-	-	(2,939)	-	(2,939)
Stock awards issued	14,500	-	-	-	-	-
Share-based compensation	-	-	477	-	-	477
Balance, December 31, 2025	5,666,204	$ -	$ 33,984	$ 86,617	$ (12,937)	$ 107,664

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Cash flows from operating activities		
Net income	$ 15,842	$ 7,425
Adjustments to reconcile net income		
to net cash provided by operations:		
Depreciation	2,032	2,040
Amortization of core deposit intangible	772	482
Accretion of loan discount and deposit premium, net	(922)	(448)
Provision for credit loss	868	1,116
Deferred income taxes	405	1,446
Net realized losses on securities	-	141
Accretion of discount on securities, net of		
amortization of premiums	23	72
Deferred compensation	117	179
Share-based compensation	477	381
Loss on sale of other real estate owned	27	-
Life insurance income	(60)	(221)
Changes in assets and liabilities:		
Cash value of life insurance	(694)	(643)
Accrued interest receivable	(528)	(137)
Other assets	1,042	689
Accrued interest payable	(419)	144
Other liabilities	(208)	72
Net cash provided by operating activities	18,774	12,738
Cash flows from investing activities		
Activity in available for sale securities:		
Sales	-	46,210
Maturities/calls/paydowns	11,263	9,487
Redemption (purchases) of restricted equity securities	560	(214)
Net increase in loans	(72,876)	(79,136)
Proceeds from life insurance contracts	328	730
Proceeds from sale of other real estate owned	113	-
Purchases of property and equipment	(8,129)	(3,702)
Cash paid in business combination, net of cash received	-	(17,733)
Net cash used in investing activities	(68,741)	(44,358)
Cash flows from financing activities		
Net increase in deposits	85,901	38,119
Proceeds from FHLB advances	304,500	175,000
Repayments on FHLB advances	(324,500)	(188,088)
Net change in fed funds purchased	(4,254)	4,254
Advances on short-term line of credit	4,000	10,000
Payment on short-term line of credit	(9,000)	(5,000)
Repayment of bank term funding program advances	-	(2,500)
Common stock repurchased	-	(230)
Dividends paid	(2,939)	(2,577)
Net cash provided by financing activities	53,708	28,978
Net increase (decrease) in cash and cash equivalents	3,741	(2,642)
Cash and cash equivalents, beginning	19,451	22,093
Cash and cash equivalents, ending	$ 23,192	$ 19,451

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows
Years ended December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Supplemental disclosure of cash flow information		
Interest paid	$ 15,772	$ 13,647
Taxes paid	$ 2,714	$ 1,157
Supplemental disclosure of noncash investing activities		
Effect on equity of change in net unrealized loss on available for sale securities	$ 5,605	$ 240
Effect on equity of change in funded pension liability	$ 11	$ 547
Right-of-use assets obtained in exchange for new operating lease liabilities	$ -	$ 35
Business combination		
Assets acquired (excluding goodwill)	$ -	$ 154,128
Liabilities assumed	$ -	$ 133,771
Net assets	$ -	$ 20,357
Goodwill recorded	$ -	$ 4,643
Cash paid to acquire Johnson County Bank	$ -	$ 25,000

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Skyline Bankshares, Inc. (the "Company") is a bank holding company headquartered in Floyd, Virginia. The Company offers a wide range of retail and commercial banking services through its wholly-owned bank subsidiary, Skyline National Bank (the "Bank"). On January 1, 2023, the Company changed its name from Parkway Acquisition Corp. to Skyline Bankshares, Inc. to align its brand across the entire organization.

The Company was incorporated as a Virginia corporation on November 2, 2015. The Company was formed as a business combination shell company for the purpose of completing a business combination transaction between Grayson Bankshares, Inc. ("Grayson") and Cardinal Bankshares Corporation ("Cardinal") in which which Grayson and Cardinal merged with and into the Company, with the Company as the surviving corporation (the "Cardinal merger"), on July 1, 2016. Upon completion of the Cardinal merger, the Bank of Floyd ("Floyd"), a wholly-owned subsidiary of Cardinal, was merged with and into the Bank (formerly Grayson National Bank), a wholly-owned subsidiary of Grayson. Effective March 13, 2017, the Bank changed its name to Skyline National Bank.

On July 1, 2018, the Company acquired Great State Bank ("Great State"), based in Wilkesboro, North Carolina, through the merger of Great State with and into the Bank, with the Bank as the surviving bank.

On April 16, 2024, the Company entered into a definitive agreement to acquire Johnson County Bank ("JCB"), based in Mountain City, Tennessee, in an all-cash transaction valued at $25.0 million, with the Bank as the surviving bank. The purpose of this acquisition was to facilitate the Bank's entry into Eastern Tennessee. The transaction closed and the merger of JCB with and into the Bank became effective on September 1, 2024. The Company was considered the acquiror and JCB was considered the acquiree in the transaction for accounting purposes. Pursuant to the JCB merger, the Company acquired $154.1 million of assets, including $87.2 million in loans and assumed $133.8 million in liabilities, including $125.3 million of deposits, on September 1, 2024.

The Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Pulaski, Montgomery, Roanoke, Patrick and Washington, the North Carolina counties of Alleghany, Ashe, Burke, Caldwell, Catawba, Cleveland, Davie, Iredell, Watauga, Wilkes, and Yadkin, and the Tennessee county of Johnson, and the surrounding areas, through twenty-eight full-service banking offices and two loan production offices. As a Federal Deposit Insurance Corporation ("FDIC") insured national banking association, the Bank is subject to regulation by the Comptroller of the Currency and the FDIC. The Company is regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve").

Critical Accounting Policies

Management believes the policies with respect to the methodology for the determination of the allowance for credit losses, and asset impairment judgments, such as the recoverability of intangible assets and credit losses on investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Segment Reporting

The Company adopted Accounting Standards Update ("ASU") 2023-07 *"Segment Reporting (Topic 280) - Improvement to Reportable Segment Disclosures"* on January 1, 2024. The Company has determined that its banking subsidiary meets the aggregation criteria of Accounting Standards Codification ("ASC") 280, *Segment Reporting*, as its current operating model is structured whereby its banking subsidiary serves a similar base of retail and commercial clients utilizing a company-wide offering of similar products and services managed through similar processes and platforms that are collectively reviewed by the Company's Chief Executive Officer, who has been identified as the chief operating decision maker ("CODM").

The CODM regularly assesses performance of the aggregated single operating and reporting segment and decides how to allocate resources based on net income calculated on the same basis as is net income reported in the Company's consolidated statements of income and other comprehensive income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM is also regularly provided with expense information at a level consistent with that disclosed in the Company's consolidated statements of income and other comprehensive income.

Business Combinations

On September 1, 2024, the Company completed its merger with JCB. The merger was accounted for under the acquisition method of accounting. The Company was considered the acquiror and JCB was considered the acquiree in the transaction for accounting purposes.

Generally, acquisitions are accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board ("FASB") ASC 805, *Business Combinations*. A business combination occurs when the Company acquires net assets that constitute a business, or acquires equity interests in one or more other entities that are businesses and obtains control over those entities. Business combinations are effected through the transfer of consideration consisting of cash and/or common stock and are accounted for using the acquisition method. Accordingly, the assets and liabilities of the acquired entity are recorded at their respective fair values as of the closing date of the acquisition. Determining the fair value of assets and liabilities, especially the loan portfolio, is a complicated process involving significant judgment regarding methods and assumptions used to calculate estimated fair values. Fair values are subject to refinement for up to one year after the closing date of the acquisition as information relative to closing date fair values becomes available. The results of operations of an acquired entity are included in our consolidated results from the closing date of the merger, and prior periods are not restated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for credit losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for credit and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectability of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for credit and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for credit and foreclosed real estate losses may change materially in the near term.

The Company seeks strategies that minimize the tax effect of implementing their business strategies. As such, judgments are made regarding the ultimate consequence of long-term tax planning strategies, including the likelihood of future recognition of deferred tax benefits. The Company's tax returns are subject to examination by both Federal and State authorities. Such examinations may result in the assessment of additional taxes, interest and penalties. As a result, the ultimate outcome, and the corresponding financial statement impact, can be difficult to predict with accuracy.

Accounting for pension benefits, costs and related liabilities are developed using actuarial valuations. These valuations include key assumptions determined by management, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension costs may occur in the future due to changes in these assumptions.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash and amounts due from banks (including cash items in process of collection), interest-bearing deposits with banks and federal funds sold.

Restrictions on Cash

The Bank is required to maintain vault cash on hand or on deposit with the Federal Reserve Bank based on the amount of certain customer deposits, mainly checking accounts. The Federal Reserve lowered the reserve requirement ratios on transaction accounts to zero percent effective March 26, 2020; therefore, there were no required reserve balances as of December 31, 2025 or December 31, 2024.

Derivative Instruments and Hedging Activities

The Company follows ASC Topic 815, Derivatives and Hedging, with regard to disclosure requirements for derivatives and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how the entity accounts for derivative instruments and related hedged items, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Qualitative disclosures explain the Company's objectives and strategies for using derivatives, and quantitative disclosures are made regarding the fair value of, and gains and losses on, derivative instruments, and about credit-risk-related contingent features in derivative instruments.

As required by ASC 815, the Company reports all derivatives on its balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting, and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.

Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with 1) the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge, or 2) the earnings effect of the hedged forecasted transactions in a cash flow hedge. See additional discussion of interest rate swap contracts in Note 12 to the consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Trading Securities

The Company does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. The Company does not currently hold any securities classified as held to maturity.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of mortgage-backed, U.S. government agencies, corporate, and state and municipal securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available for sale securities are reported as a net amount in a separate component of accumulated other comprehensive income. Realized gains and losses on the sale of available for sale securities are determined using the specific-identification method. The amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method over the period to maturity for discounts and the earlier of call date or maturity for premiums.

Allowance for Credit Losses – Available for Sale Securities

For available for sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and December 31, 2024, there was no allowance for credit loss related to the available for sale portfolio.

Accrued interest receivable on available for sale debt securities, which is reported in accrued interest receivable on the consolidated balance sheets, totaled $535 thousand and $584 thousand at December 31, 2025 and December 31, 2024, respectively and was excluded from the estimate of credit losses.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at amortized cost. Amortized cost is the principal balance outstanding, net of purchase premiums and discounts and deferred fees and costs. Accrued interest receivable related to loans totaled $4.0 million and $3.4 million at December 31, 2025 and December 31, 2024, respectively and was reported in accrued interest receivable on the consolidated balance sheets. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using methods that approximate a level yield without anticipating prepayments.

The accrual of interest is generally discontinued when a loan becomes 90 days past due and is not well collateralized and in the process of collection, or when management believes, after considering economic and business conditions and collection efforts, that the principal or interest will not be collectible in the normal course of business. Past due status is based on contractual terms of the loan. A loan is considered to be past due when a scheduled payment has not been received 30 days after the contractual due date.

All accrued interest is reversed against interest income when a loan is placed on nonaccrual status. Interest received on such loans is accounted for using the cost-recovery method, until qualifying for return to accrual. Under the cost-recovery method, interest income is not recognized until the loan balance is reduced to zero. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current, there is a sustained period of repayment performance, and future payments are reasonably assured.

Purchased Credit Deteriorated Loans

Upon adoption of ASC 326, loans that were designated as Purchased Credit Impaired loans under the previous accounting guidance were classified as Purchased Credit Deteriorated ("PCD") loans without reassessment.

As a result of the JCB merger, the Company purchased loans, some of which had experienced more than insignificant credit deterioration since origination. In those cases, the Company considered internal loan grades, delinquency status and other relevant factors in assessing whether the purchased loans were PCD. PCD loans are recorded at the amount paid. An initial allowance for credit loss is determined using the same methodology as other loans held for investment, but with no impact to earnings. The initial allowance for credit loss determined on a collective basis is allocated to individual loans. The sum of the loan's purchase price and allowance for credit loss becomes its initial amortized cost basis. The difference between the initial amortized cost basis and the par value of the loan is a noncredit discount or premium, which is amortized into interest income over the life of the loan. Subsequent to initial recognition, PCD loans are subject to the same interest income recognition and impairment model as non-PCD loans, with changes to the allowance for credit loss recorded through provision expense.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Credit Losses – Loans

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The Company measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. The Company has identified the following portfolio segments and calculates the allowance for credit losses for each using a Lifetime Probability of Default / Loss Given Default ("Lifetime PD/LGD") methodology because of the historical loss information the Company has on its loan portfolio, which is less subjective in nature, than the other methodologies available. In addition, this methodology is less reliant on qualitative factors versus the other methodologies and the previously used incurred loss model. Under this methodology an estimate of probability of default and a lifetime loss rate is applied to the portfolio segment based on the loss history during the economic life cycle of these type of loans.

- Construction and development loans include both commercial and consumer. Commercial loans are made to finance construction of buildings or other structures, as well as to finance the acquisition and development of raw land for various purposes. While the risk of these loans is generally confined to the construction period, if there are problems, the project may not be completed, and as such, may not provide sufficient cash flow on its own to service the debt or have sufficient value in a liquidation to cover the outstanding principal. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the type of project and the experience and resources of the developer. Consumer loans are made for the construction of residential homes for which a binding sales contract exists and generally are for a period of time sufficient to complete construction. Residential construction loans to individuals generally provide for the payment of interest only during the construction phase. Credit risk for residential real estate construction loans can arise from construction delays, cost overruns, failure of the contractor to complete the project to specifications and economic conditions that could impact demand for or supply of the property being constructed.

- Farmland loans are loans secured by farmland and improvements thereon, as evidenced by mortgages or other liens. Farmland includes all land known to be used or usable for agricultural purposes, such as crop and livestock production. Farmland includes grazing or pasture land, whether tillable or not and whether wooded or not. Primary source of repayment for these loans is the income of the borrower. The condition of the local economy is an important indicator of risk for this segment. The state of the real estate market, in regards to farmland, can also have a significant impact on this segment because low demand and/or declining values can limit the ability of borrowers to sell a property and satisfy the debt.

- Residential loans are loans secured by first and second liens such as home equity loans, home equity lines of credit, 1-4 family residential mortgages, including purchased money mortgages, as well as multifamily units. The primary source of repayment for these loans is the income of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The state of the local housing market can also have a significant impact on this segment because low demand and/or declining home values can limit the ability of borrowers to sell a property and satisfy the debt.

- Commercial mortgage loans are secured by commercial purpose real estate, including both owner occupied properties and investment properties, for various purposes such as hotels, retail facilities, and office space. Operations of the individual projects as well as global cash flows of the debtors are the primary sources of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the collateral type as well as the business.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Credit Losses – Loans, continued

- Commercial & agricultural loans are made to operating companies, manufacturers, or farmers for the purpose of production, operating capacity, accounts receivable, inventory or equipment financing. Cash flow from the operations of the borrower is the primary source of repayment for these loans. The condition of the local economy is an important indicator of risk, but there are also more specific risks depending on the industry of the borrower. Collateral for these types of loans often do not have sufficient value in a distressed or liquidation scenario to satisfy the outstanding debt.

- Consumer and other loans are made to individuals and may be either secured by assets other than 1-4 family residences or unsecured. This segment includes auto loans and unsecured loans and lines. The primary source of repayment for these loans is the income and assets of the borrower. The condition of the local economy, in particular the unemployment rate, is an important indicator of risk for this segment. The value of the collateral, if there is any, is less likely to be a source of repayment due to less certain collateral values. Also included in this category is loans made to local and state municipalities for various purposes including refinancing existing obligations, infrastructure up-fit and expansion, or to purchase new equipment. These loans may be secured by general obligations from the municipal authority or revenues generated by infrastructure and equipment financed by the Company. The primary repayment source for these loans include the tax base of the municipality, specific revenue streams related to the infrastructure financed, and other business operations of the municipal authority. The health and stability of state and local economies directly impacts each municipality's tax basis and are important indicators of risk for this segment. The ability of each municipality to increase taxes and fees to offset debt service requirements give this type of loan a very low risk profile in the continuum of the Company's loan portfolio.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured. The Company has designated 5-year treasury yield, federal funds rates, and national unemployment as its forecast variables for a period of 12 months. These forecasts from reputable and independent third parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses.

Loans that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date unadjusted for selling costs as appropriate.

Allowance for Credit Losses – Unfunded Commitments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit issued to meet customer financing needs. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Company records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for credit losses in the Company's income statements. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for unfunded commitments is included in other liabilities on the Company's consolidated balance sheets.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Other Real Estate Owned

Other real estate owned represents properties acquired through, or in lieu of, loan foreclosure and former branch sites that have been closed and for which there are no intentions to re-open or otherwise use the location. These properties are to be sold and are initially recorded at fair value less anticipated cost to sell, establishing a new cost basis. After acquisition, valuations are periodically performed by management and the other real estate owned is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses on the consolidated statements of income.

Share-Based Compensation

The Parkway Acquisition Corp. 2020 Equity Incentive Plan (the "Equity Plan") was adopted by the Board of Directors of the Company on March 17, 2020 and approved by the Company's shareholders on August 18, 2020. The Equity Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, and stock awards to key employees and non-employee directors of the Company or its subsidiaries.

As of December 31, 2025, only restricted stock awards have been issued to key employees and stock awards have been issued to non-employee directors. The fair value of the stock awards or restricted stock is determined based on the closing price of the Company's common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards. See additional discussion of share-based compensation in Note 17 to the consolidated financial statements.

Pension Plan

Prior to the Cardinal merger, both the Bank and Floyd had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank's employees. The benefits in each plan are primarily based on years of service and earnings. Both the Bank's and Floyd's plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the Cardinal merger. The Bank's plan is a single-employer plan, the funded status of which is measured as the difference between the fair value of plan assets and the projected benefit obligation. Floyd's plan was a multi-employer plan for accounting purposes and was a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. During 2025, the Company withdrew from this multi-employer plan and adopted a qualified successor plan. This plan is a single-employer plan, the funded status of which is measured as the difference between the fair value of plan assets and the projected benefit obligation. See additional discussion of pension plans in Note 16 to the consolidated financial statements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Goodwill and Other Intangible Assets

Goodwill arises from business combinations and is generally determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquire, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently in events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected November 1 as the date to perform the annual impairment test. The test as of November 1, 2025 found no impairment on the goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of core deposit intangibles that represent the value of long-term deposit relationships acquired in a business combination. Core deposit intangibles are amortized over the estimated useful lives of the deposit accounts acquired. The core deposit intangible as a result of the Cardinal merger, is amortized over an estimated useful life of twenty years on an accelerated basis. For the core deposit intangible as a result of the Great State merger, we used an estimated useful life of seven years on an accelerated basis for the amortization. For the core deposit intangible as a result of the JCB merger, we used an estimated useful life of ten years on an accelerated basis for the amortization.

Cash Value of Life Insurance

The Bank is owner and beneficiary of life insurance policies on certain current and former employees and directors. The Company records these policies in the consolidated balance sheets at cash surrender value, with changes recorded in noninterest income in the consolidated statements of income.

Leases

We have performed an evaluation of our leasing contracts and activities. We have developed our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments. There was not a material change to the timing of expense recognition. See additional discussion of leases in Note 8 to the consolidated financial statements.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more likely than not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more likely than not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Revenue Recognition

Service Charges on Deposit Accounts - Service charges on deposit accounts consist of monthly service fees, overdraft and nonsufficient funds fees, wire transfer fees and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts. Wire transfer fees, overdraft and nonsufficient funds fees, and other deposit account related fees are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Fees for these services for the years ended December 31, 2025 and 2024 amounted to $2.5 million and $2.3 million, respectively.

Mortgage Origination Fees – Mortgage origination fees consist of commissions received on mortgage loans closed in the secondary market. The Company acts as an intermediary between the Company's customer and companies that specialize in mortgage lending in the secondary market. The Company's performance obligation is generally satisfied when the mortgage loan is closed and funded and the Company receives its commission at that time. Fees for these services for the years ended December 31, 2025 and 2024 amounted to $238 thousand and $277 thousand, respectively.

Other Service Charges and Fees - Other service charges include safety deposit box rental fees, check ordering charges, and other service charges. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that since rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Check ordering charges are transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Fees for these services for the years ended December 31, 2025 and 2024 amounted to $366 thousand and $399 thousand, respectively. In addition, the following items are also included in other service charges and fees on the consolidated statements of income:

- ATM, Credit, Debit Card & Merchant Services Fees - ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Credit and debit card fees are primarily comprised of interchange fee income and merchant services income. Interchange fees are earned whenever the Company's debit and credit cards are processed through card payment networks such as Visa or Mastercard. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. The Company's performance obligation for ATM fees, interchange fee income, and merchant services income are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Fees for these services for the years ended December 31, 2025 and 2024 amounted to $3.7 million and $3.4 million, respectively.

- Investment Services Income - Investment services income consists of recurring revenue streams such as commissions from sales of mutual funds and other investments. Commissions from the sale of mutual funds and other investments are recognized on trade date, which is when the Company has satisfied its performance obligation. The Company also receives periodic service fees (i.e., trailers) from mutual fund companies typically based on a percentage of net asset value. Trailer revenue is recorded over time, usually monthly or quarterly, as net asset value is determined. For the years ended December 31, 2025 and 2024, the Company received $74 thousand and $72 thousand, respectively in income from these services.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Advertising Expense

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2025 and 2024 amounted to $1.1 million and $965 thousand, respectively.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends. For the years ended December 31, 2025 and 2024, there were no dilutive instruments.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale and changes in the funded status of the pension plan which are also recognized as separate components of equity. The accumulated balances related to each component of other comprehensive income, net of tax, are as follows:

(dollars in thousands)	Unrealized Gains And Losses On Available for Sale Securities		Defined Benefit Pension Items		Total	
Balance, December 31, 2023	$	(17,964)	$	(1,376)	$	(19,340)
Other comprehensive income before Reclassifications		129		547		676
Amounts reclassified from accumulated other comprehensive loss		111		-		111
Balance, December 31, 2024	$	(17,724)	$	(829)	$	(18,553)
Balance, December 31, 2024	$	(17,724)	$	(829)	$	(18,553)
Other comprehensive income before Reclassifications		5,605		11		5,616
Amounts reclassified from accumulated other comprehensive loss		-		-		-
Balance, December 31, 2025	$	(12,119)	$	(818)	$	(12,937)

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under line of credit arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 14. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassification

No reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Recent Accounting Pronouncements

The following accounting standards may affect the future financial reporting by the Company:

In November 2024, the FASB issued Accounting Standards Update 2024-03 ("ASU 2024-03") which amended the Income Statement—Reporting Comprehensive Income topic in the Accounting Standards Codification to require public companies to disclose, in interim and annual reporting periods, additional information about certain expenses in the notes to financial statements. The amendments are effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will apply the amendments prospectively to financial statements issued for reporting periods after the effective date. The Company does not expect these amendments to have a material effect on its financial statements.

In January 2025, the FASB amended the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company does not expect these amendments to have a material effect on its financial statements.

In March 2025, the FASB amended an SEC paragraph in the Accounting Standards Codification pursuant to the issuance of SEC Staff Accounting Bulletin No. 122. The amendment was effective upon issuance. The Company does not expect this amendment to have a material effect on its financial statements.

In November 2025, the FASB amended the Financial Instruments—Credit Losses topic in the Accounting Standards Codification to expand the population of acquired financial assets subject to the gross-up approach. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company does not expect these amendments to have a material effect on its financial statements.

In November 2025, the FASB amended the Derivatives and Hedging topic in the Accounting Standards Codification to clarify certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted on any date on or after the issuance of this ASU. Upon adoption of the amendments, entities are permitted to modify certain critical terms of certain existing hedging relationships without dedesignating the hedge. The Company does not expect these amendments to have a material effect on its financial statements.

In December 2025, the FASB amended the Interim Reporting topic in the Accounting Standards Codification to clarify current interim reporting requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will apply the amendments prospectively. The Company does not expect these amendments to have a material effect on its financial statements.

In December 2025, the FASB issued amendments to the Codification to make incremental improvements to generally accepted accounting principles. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company will apply the amendments prospectively to all transactions recognized on or after the date that the Company first applies the amendments. The Company does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Notes to Consolidated Financial Statements

Note 2. Business Combinations

On September 1, 2024, the Company completed its merger with JCB as discussed above in Note 1. The merger was accounted for under the acquisition method of accounting. The Company is considered the acquiring entity in this business combination for accounting purposes. Under the terms of the merger agreement, JCB was acquired by the Company in an all-cash transaction valued at $25.0 million. The Company calculated fair values of all assets and liabilities acquired in the transaction. The assets and liabilities of JCB have been recorded at their estimated fair values and added to those of the Company for periods following the merger date. Valuations of acquired JCB assets and liabilities may be refined for up to one year following the merger date. The Company does not expect that any portion of goodwill will be deductible for tax purposes.

The following table presents the JCB assets acquired and liabilities assumed as of September 1, 2024 as well as the related fair value adjustments and determination of goodwill.

(dollars in thousands)	As Reported by JCB		Fair Value Adjustments		As Reported by the Company	
Assets						
Cash and cash equivalents	$	7,267	$	-	$	7,267
Investment securities available for sale		48,293		(1,790)		46,503
Restricted equity securities		482		-		482
Loans		91,411		(4,235)		87,176
Allowance for credit losses		(823)		627		(196)
Cash value of life insurance		3,700		-		3,700
Other real estate owned		140		-		140
Property and equipment		511		1,307		1,818
Accrued interest receivable		413		-		413
Core deposit intangible		-		3,380		3,380
Deferred tax assets, net		1,934		231		2,165
Other assets		1,346		(66)		1,280
Total assets acquired	$	154,674	$	(546)	$	154,128
Liabilities						
Deposits	$	125,437	$	(146)	$	125,291
Borrowings		8,000		88		8,088
Accrued interest payable		275		-		275
Other liabilities		112		5		117
Total liabilities acquired	$	133,824	$	(53)	$	133,771
Net assets acquired						20,357
Cash consideration						25,000
Goodwill					$	4,643

The Management made significant estimates and exercised significant judgement in accounting for the acquisition of JCB. The following is a brief description of the valuation methodologies used to estimate the fair values of major categories of assets acquired and liabilities assumed.

Investment Securities Available for Sale

The estimated fair value of the acquired portfolio of debt securities was based on quoted market prices. All of the acquired portfolio was sold upon completion of the acquisition.

Notes to Consolidated Financial Statements

Note 2. Business Combinations, continued

Loans and Allowance for Credit Losses

The fair valuation process identified loans with credit risk indicators that qualified for "purchase credit deteriorated" ("PCD") status. PCD and non-PCD loans were then evaluated for credit risk and other fair value indicators. Consistent with GAAP, JCB's related allowance for credit losses on loans was *not* recorded. Upon the acquisition of JCB, the PCD loans received an initial allowance for credit losses of $196 thousand that represents an adjustment to the amortized cost basis of the loans, with no impact to earnings.

Credit risk was quantified using a probability of default ("PD")/loss given default("LGD") methodology from a market participant perspective and applied to each loan's outstanding principal balance. PD rates were applied based on FDIC call report code and risk rating category. LGD rates were applied based on FDIC call report code. Other fair value indicators were quantified using a discounted cash flow methodology, utilizing a built-up discount rate that contemplates current index rates adjusted for market assumed premiums. Cash flows were generated based upon the loans' underlying characteristics and estimated prepayment speeds.

The following table provides information on PCD and non-PCD loans as of the Acquisition Date:

(dollars in thousands)		PCD Loans		Non-PCD Loans		Total Loans
September 1, 2024						
Number of Loans		128		1,136		1,264
JCB recorded value	$	6,127	$	85,284	$	91,411
Discount for credit risk		(256)		(370)		(626)
Discount for non-credit factors		(396)		(3,409)		(3,805)
Reclass of PCD discount to ACL		196		-		196
Fair value	$	5,671	$	81,505	$	87,176

Property and Equipment

The fair value of premises acquired was based on recent third-party appraisals. Acquired equipment was based on the remaining net book value of JCB, which approximated fair value.

Intangible Assets

Core deposit relationships provide a stable source of funds for lending and contribute to profitability. The core deposit intangible was valued using an income approach focused on cost savings, which recognizes the cost savings represented by the expense of maintaining the core deposit base versus the cost of an alternative funding source. The valuation incorporates assumptions related to account retention, discount rates, deposit interest rates, deposit maintenance costs and alternative funding rates.

Deferred Tax Asset

Application of the fair value measurements resulted in an increase to the deferred tax asset. The deferred tax assets were calculated using a blended tax rate of 22.20%.

Other Assets

The fair value adjustment of other assets was based on the Company's evaluation of acquired other assets.

Notes to Consolidated Financial Statements

Note 2. Business Combinations, continued

Deposits

Deposits were valued using methods appropriate to their characteristics. The fair value of noninterest bearing demand deposits, interest bearing demand deposits, money market and savings deposit accounts were assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. Time deposits were valued at the present value of the expected contractual payments discounted at market rates for instruments with similar terms.

Borrowings

The estimated fair value of borrowings was determined by obtaining payoff quotes from the Federal Home Loan Bank. The borrowings were paid off upon completion of the acquisition.

Other Liabilities

The fair value adjustment of other liabilities was based on the Company's evaluation of acquired other liabilities.

Supplemental Pro Forma Information (dollars in thousands except per share data)

The table below presents supplemental pro forma information as if the JCB acquisition had occurred at the beginning of the earliest period presented, which was January 1, 2024. Pro forma results include adjustments for amortization and accretion of fair value adjustments and do not include any projected cost savings or other anticipated benefits of the merger. Therefore, the pro forma financial information is not indicative of the results of operations that would have occurred had the transactions been effected on the assumed date. Pre-tax merger-related costs of $2.4 million included in the Company's consolidated statements of operations for the year ended December 31, 2024 and are not included in the pro forma statements below.

	Year Ended December 31, 2024
	(Unaudited)
Net interest income	$ 42,877
Net income (a)	$ 7,347
Weighted average shares outstanding (b)	5,557,210
Earnings per common share	$ 1.32

    (a)   Supplemental pro forma net income includes the impact of certain fair value adjustments. Supplemental pro forma net income does not include assumptions on cost savings or the impact of merger-related expenses.

    (b)   Weighted average shares outstanding are not affected by the merger because no common stock was issued in connection with the JCB acquisition. The acquisition was an all-cash transaction valued at $25.0 million.

It is impractical to disclose the net interest income, non-interest income and net income of JCB from the acquisition date of September 1, 2024 through December 31, 2024, due to the system conversion that occurred on November 11, 2024, which resulted in the combining of the operations of JCB into the Company.

Notes to Consolidated Financial Statements

Note 3. Investment Securities

Investment securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values at December 31, 2025 and 2024 is summarized in the following table. There was no allowance for credit losses on available for sale securities as of December 31, 2025 and December 31, 2024.

(dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
December 31, 2025				
Available for sale:				
U.S. Government agencies	$ 25,457	$ -	$ (2,444)	$ 23,013
Mortgage-backed securities	58,040	-	(6,379)	51,661
State and municipal securities	45,939	7	(6,524)	39,422
	$ 129,436	$ 7	$ (15,347)	$ 114,096
December 31, 2024				
Available for sale:				
U.S. Treasury securities	$ 2,502	$ -	$ (14)	$ 2,488
U.S. Government agencies	25,309	-	(3,804)	21,505
Mortgage-backed securities	65,080	-	(9,542)	55,538
Corporate securities	1,500	-	(9)	1,491
State and municipal securities	46,331	5	(9,071)	37,265
	$ 140,722	$ 5	$ (22,440)	$ 118,287

Restricted equity securities totaled $3.5 million at December 31, 2025 and $4.0 million at December 31, 2024. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), CBB Financial Corp., Pacific Coast Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Federal Reserve requires banks to purchase stock as a condition for membership in the Federal Reserve System. The Bank's stock in CBB Financial Corp. and Pacific Coast Bankers Bank is restricted only in the fact that the stock may only be repurchased by the respective banks.

The following tables details unrealized losses and related fair values in the Company's available for sale investment securities portfolios for which an allowance for credit losses has not been recorded as of December 31, 2025 and 2024. This information is aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2025 and 2024.

(dollars in thousands)	Less Than 12 Months Fair Value	Less Than 12 Months Unrealized Losses	12 Months or More Fair Value	12 Months or More Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2025						
Available for sale:						
U.S. Government agencies	$ -	$ -	$ 23,013	$ (2,444)	23,013	$ (2,444)
Mortgage-backed securities	-	-	51,661	(6,379)	51,661	(6,379)
State and municipal securities	-	-	38,405	(6,524)	38,405	(6,524)
Total securities available for sale	$ -	$ -	$ 113,079	$ (15,347)	$ 113,079	$ (15,347)
December 31, 2024						
Available for sale:						
U.S. Treasury securities	$ -	$ -	$ 2,488	$ (14)	2,488	$ (14)
U.S. Government agencies	-	-	21,505	(3,804)	21,505	(3,804)
Mortgage-backed securities	-	-	55,538	(9,542)	55,538	(9,542)
Corporate securities	-	-	1,491	(9)	1,491	(9)
State and municipal securities	584	(16)	35,967	(9,055)	36,551	(9,071)
Total securities available for sale	$ 584	$ (16)	$ 116,989	$ (22,424)	$ 117,573	$ (22,440)

Notes to Consolidated Financial Statements

Note 3. Investment Securities, continued

At December 31, 2025, 76 investment securities with unrealized losses had depreciated 11.95 percent from their total amortized cost basis. Management evaluates all available for sale investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and 2024, there was no allowance for credit losses related to the available for sale portfolio.

There were no sales of investment securities available for sale for the year ended December 31, 2025. Proceeds from sales of investment securities available for sale were $46.2 million for the year ended December 31, 2024. Proceeds from called securities totaled $50 thousand and $2.7 million for the years ended December 31, 2025 and 2024, respectively. Gains and losses on the sale of investment securities are recorded on the trade date and are determined using the specific identification method. The realized loss shown below for the year ended December 31, 2024 resulted from the recognition of unamortized premiums on a called bond that had no pre-set call date. Gross realized gains and losses for the years ended December 31 are as follows:

(dollars in thousands)	2025	2024
Realized gains	$ -	$ -
Realized losses	-	(141)
	$ -	$ (141)

There were no securities transferred between the available for sale and held to maturity portfolios or other sales of held to maturity securities during the periods presented. In the future management may elect to classify securities as held to maturity based upon such considerations as the nature of the security, the Bank's ability to hold the security until maturity, and general economic conditions. The scheduled maturities of securities available for sale at December 31, 2025, were as follows:

(dollars in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 5,185	$ 5,178
Due after one year through five years	13,842	12,950
Due after five years through ten years	67,181	60,119
Due after ten years	43,228	35,849
	$ 129,436	$ 114,096

Maturities of mortgage-backed securities are based on contractual amounts. Actual maturity will vary as loans underlying the securities are prepaid.

Investment securities with amortized cost of approximately $55.3 million and $56.9 million at December 31, 2025 and 2024, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Notes to Consolidated Financial Statements

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2025 and December 31, 2024 are as follows:

(dollars in thousands)	2025	2024
Real Estate Secured:		
Construction & development	$ 64,851	$ 68,650
Farmland	23,203	24,412
Residential	596,318	518,122
Commercial mortgage	302,696	293,151
Non-Real Estate Secured:		
Commercial & agricultural	56,997	61,187
Consumer & other	14,133	18,937
Total loans	1,058,198	984,459
Allowance for credit losses	(8,666)	(8,027)
Loans, net of allowance for credit losses	$ 1,049,532	$ 976,432

Included in total loans above are deferred loan fees of $1.8 million and $1.5 million at December 31, 2025 and December 31, 2024, respectively. Deferred loan costs were $6.0 million and $5.2 million, at December 31, 2025 and December 31, 2024, respectively. Income from net deferred fees and costs is recognized over the lives of the respective loans as a yield adjustment. If loans repay prior to scheduled maturities and unamortized fee or cost is recognized at that time.

The Company elected to exclude accrued interest receivable from the amortized cost basis of loans. Accrued interest receivable related to loans totaled $4.0 million at December 31, 2025 and $3.4 million at December 31, 2024 and was reported in accrued interest receivable on the consolidated balance sheets.

As of December 31, 2025 and 2024, substantially all of the Bank's residential 1-4 family loans were pledged as collateral for borrowing lines at the FHLB.

As of December 31, 2025 and 2024, the Bank had no residential real estate loans in the process of foreclosure.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses

Allowance for Credit Losses - Loans

The change in the allowance for credit losses for the year ended December 31, 2025, was due to the increase in loan volume and changes in the Company's forecast variables during the year ended December 31, 2025.

The change in the allowance for credit losses for the year ended December 31, 2024, was due to the increase in loan volume, the loans acquired as a result of the JCB merger and changes in the Company's forecast variables during the year ended December 31, 2024. The provision for credit losses on loans for the year ended December 31, 2024 included $813 thousand to establish an allowance for credit losses on the non-PCD loans acquired in the JCB merger.

The following tables summarizes the activity related to the allowance for credit losses for the years ended December 31, 2025 and 2024 under the CECL methodology.

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
Balance, December 31, 2024	$ 1,012	$ 174	$ 4,070	$ 1,941	$ 504	$ 326	$ 8,027
Charge-offs	-	-	(1)	-	(35)	(163)	(199)
Recoveries	-	-	2	4	31	42	79
Provision for credit losses	(88)	8	606	247	30	(44)	759
Balance, December 31, 2025	$ 924	$ 182	$ 4,677	$ 2,192	$ 530	$ 161	$ 8,666

(dollars in thousands)	Construction & Development	Farmland	Residential	Commercial Mortgage	Commercial & Agricultural	Consumer & Other	Total
Balance, December 31, 2023	$ 910	$ 154	$ 3,167	$ 1,902	$ 424	$ 182	$ 6,739
Merger adjustment for PCD acquired loans	45	-	148	1	-	2	196
Charge-offs	-	-	-	-	(16)	(114)	(130)
Recoveries	-	-	14	4	29	27	74
Provision for credit losses	57	20	741	34	67	229	1,148
Balance, December 31, 2024	$ 1,012	$ 174	$ 4,070	$ 1,941	$ 504	$ 326	$ 8,027

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Credit Quality Indicators

Management closely monitors the quality of the loan portfolio and has established a loan review process designed to help grade the quality of the Bank's loan portfolio. The Bank's loan ratings coincide with the "Substandard," "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. "Substandard" assets include those characterized by the distinct possibility that the insured financial institution will sustain some loss if the deficiencies are not corrected. Assets classified as "Doubtful" have all the weaknesses inherent in assets classified "Substandard" with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as "Loss" are those considered uncollectible, and of such little value that its continuance on the books is not warranted. As of December 31, 2025 and December 31, 2024, respectively, the Bank had no loans graded "Doubtful" or "Loss" included in the balance of total loans outstanding.

Assets that do not currently expose the insured financial institutions to sufficient risk to warrant classification in one of the aforementioned categories but otherwise possess weaknesses are designated "Special Mention." Management also maintains a listing of loans designated "Watch". These loans represent borrowers with declining earnings, strained cash flow, increasing leverage and/or weakening market fundamentals that indicate above average risk. Loans that are currently performing and are of high quality are given a loan rating of "Pass".

Loans are graded at origination and will be considered for potential downgrades as the borrower experiences financial difficulties. Loan officers meet periodically to discuss their past due credits and loan downgrades could occur at that time. Commercial loans of over $1.0 million are reviewed on an annual basis, and that review could result in downgrades or in some cases, upgrades. In addition, the Company engages a third-party loan review each quarter. The results of these loan reviews could result in upgrades or downgrades.

The following table presents the Company's recorded investment in loans by credit quality indicators as of December 31, 2025 and December 31, 2024:

(dollars in thousands)	Loan Grades				
	Pass	Watch	Special Mention	Substandard	Total
December 31, 2025					
Real Estate Secured:					
Construction & development	$ 64,486	$ 365	$ -	$ -	$ 64,851
Farmland	21,419	-	1,154	630	23,203
Residential	584,031	358	5,065	6,864	596,318
Commercial mortgage	295,722	4,430	1,584	960	302,696
Non-Real Estate Secured:					
Commercial & agricultural	56,112	668	17	200	56,997
Consumer & other	14,069	21	-	43	14,133
Total	$ 1,035,839	$ 5,842	$ 7,820	$ 8,697	$ 1,058,198
December 31, 2024					
Real Estate Secured:					
Construction & development	$ 68,459	$ -	$ 175	$ 16	$ 68,650
Farmland	23,234	111	272	795	24,412
Residential	511,943	205	2,270	3,704	518,122
Commercial mortgage	286,140	3,548	3,017	446	293,151
Non-Real Estate Secured:					
Commercial & agricultural	61,133	-	54	-	61,187
Consumer & other	18,550	-	22	365	18,937
Total	$ 969,459	$ 3,864	$ 5,810	$ 5,326	$ 984,459

Note 5. Allowance for Credit Losses, continued

Credit Quality Indicators, continued

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2025:

(dollars in thousands)	Term Loans by Year of Origination 2025	2024	2023	2022	2021	Prior	Revolving	Revolving Loans Converted To Term	Total
Construction & development									
Pass	$ 29,637	$ 12,038	$ 4,406	$ 3,158	$ 5,110	$ 6,716	$ 3,326	$ 95	$ 64,486
Watch	-	-	-	-	-	-	-	365	365
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	-	-	-	-	-	-	-	-
Total construction & development	$ 29,637	$ 12,038	$ 4,406	$ 3,158	$ 5,110	$ 6,716	$ 3,326	$ 460	$ 64,851
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass	$ 4,730	$ 2,223	$ 2,334	$ 1,711	$ 447	$ 8,145	$ 1,829	$ -	$ 21,419
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	-	-	-	772	160	222	-	1,154
Substandard	-	-	-	-	-	630	-	-	630
Total farmland	$ 4,730	$ 2,223	$ 2,334	$ 1,711	$ 1,219	$ 8,935	$ 2,051	$ -	$ 23,203
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Residential									
Pass	$ 97,859	$ 62,494	$ 59,933	$ 97,801	$ 50,254	$ 117,024	$ 98,457	$ 209	$ 584,031
Watch	99	-	62	-	-	197	-	-	358
Special Mention	-	594	247	1,057	721	2,446	-	-	5,065
Substandard	-	1,008	865	2,427	74	588	1,902	-	6,864
Total residential	$ 97,958	$ 64,096	$ 61,107	$ 101,285	$ 51,049	$ 120,255	$ 100,359	$ 209	$ 596,318
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ 1	$ -	$ -	$ 1
Commercial mortgage									
Pass	$ 36,621	$ 31,518	$ 39,769	$ 49,127	$ 40,196	$ 86,602	$ 11,680	$ 209	$ 295,722
Watch	-	-	-	1,962	-	2,468	-	-	4,430
Special Mention	-	117	-	-	418	1,049	-	-	1,584
Substandard	-	110	-	-	68	782	-	-	960
Total commercial mortgage	$ 36,621	$ 31,745	$ 39,769	$ 51,089	$ 40,682	$ 90,901	$ 11,680	$ 209	$ 302,696
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial & agricultural									
Pass	$ 16,796	$ 10,418	$ 6,083	$ 4,037	$ 1,983	$ 1,802	$ 14,538	$ 455	$ 56,112
Watch	-	-	73	-	-	-	595	-	668
Special Mention	-	-	-	-	4	13	-	-	17
Substandard	-	43	9	-	18	130	-	-	200
Total commercial & agricultural	$ 16,796	$ 10,461	$ 6,165	$ 4,037	$ 2,005	$ 1,945	$ 15,133	$ 455	$ 56,997
Current period gross write-offs	$ -	$ 9	$ 26	$ -	$ -	$ -	$ -	$ -	$ 35
Consumer & other									
Pass	$ 5,227	$ 2,303	$ 1,166	$ 1,447	$ 1,092	$ 2,085	$ 749	$ -	$ 14,069
Watch	-	-	21	-	-	-	-	-	21
Special Mention	-	-	-	-	-	-	-	-	-
Substandard	-	6	-	-	-	37	-	-	43
Total consumer & other	$ 5,227	$ 2,309	$ 1,187	$ 1,447	$ 1,092	$ 2,122	$ 749	$ -	$ 14,133
Current period gross write-offs	$ 43	$ 51	$ 34	$ 10	$ 4	$ 21	$ -	$ -	$ 163
Total loans									
Pass	$ 190,870	$ 120,994	$ 113,691	$ 157,281	$ 99,082	$ 222,374	$ 130,579	$ 968	$ 1,035,839
Watch	99	-	156	1,962	-	2,665	595	365	5,842
Special Mention	-	711	247	1,057	1,915	3,668	222	-	7,820
Substandard	-	1,167	874	2,427	160	2,167	1,902	-	8,697
Total loans	$ 190,969	$ 122,872	$ 114,968	$ 162,727	$ 101,157	$ 230,874	$ 133,298	$ 1,333	$ 1,058,198
Total Current period gross write-offs	$ 43	$ 60	$ 60	$ 10	$ 4	$ 22	$ -	$ -	$ 199

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Credit Quality Indicators, continued

The following table presents the Company's recorded investment in loans by credit quality indicators by year of origination as of December 31, 2024:

	Term Loans by Year of Origination							Revolving Loans Converted	
(dollars in thousands)	2024	2023	2022	2021	2020	Prior	Revolving	To Term	Total
Construction & development									
Pass	$ 30,338	$ 14,211	$ 5,520	$ 5,753	$ 1,532	$ 7,477	$ 3,628	$ -	$ 68,459
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	175	-	-	-	-	-	-	175
Substandard	-	-	-	-	-	-	16	-	16
Total construction & development	$ 30,338	$ 14,386	$ 5,520	$ 5,753	$ 1,532	$ 7,477	$ 3,644	$ -	$ 68,650
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Farmland									
Pass	$ 2,552	$ 3,731	$ 1,900	$ 1,387	$ 2,447	$ 9,452	$ 1,765	$ -	$ 23,234
Watch	-	-	-	-	-	111	-	-	111
Special Mention	-	-	-	-	-	172	100	-	272
Substandard	-	-	-	-	-	795	-	-	795
Total farmland	$ 2,552	$ 3,731	$ 1,900	$ 1,387	$ 2,447	$ 10,530	$ 1,865	$ -	$ 24,412
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Residential									
Pass	$ 61,276	$ 71,168	$ 106,237	$ 57,887	$ 49,039	$ 85,197	$ 80,211	$ 928	$ 511,943
Watch	-	-	-	-	205	-	-	-	205
Special Mention	219	-	1,148	239	230	434	-	-	2,270
Substandard	-	840	2,270	-	-	594	-	-	3,704
Total residential	$ 61,495	$ 72,008	$ 109,655	$ 58,126	$ 49,474	$ 86,225	$ 80,211	$ 928	$ 518,122
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial mortgage									
Pass	$ 36,499	$ 42,952	$ 48,518	$ 47,717	$ 36,479	$ 68,699	$ 5,276	$ -	$ 286,140
Watch	-	-	-	1,413	2,024	67	44	-	3,548
Special Mention	-	-	2,615	-	-	402	-	-	3,017
Substandard	-	-	-	-	-	446	-	-	446
Total commercial mortgage	$ 36,499	$ 42,952	$ 51,133	$ 49,130	$ 38,503	$ 69,614	$ 5,320	$ -	$ 293,151
Current period gross write-offs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Commercial & agricultural									
Pass	$ 15,252	$ 11,704	$ 5,920	$ 3,185	$ 926	$ 1,853	$ 22,261	$ 32	$ 61,133
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	-	36	-	-	18	-	-	54
Substandard	-	-	-	-	-	-	-	-	-
Total commercial & agricultural	$ 15,252	$ 11,704	$ 5,956	$ 3,185	$ 926	$ 1,871	$ 22,261	$ 32	$ 61,187
Current period gross write-offs	$ -	$ 16	$ -	$ -	$ -	$ -	$ -	$ -	$ 16
Consumer & other									
Pass	$ 7,446	$ 3,365	$ 2,200	$ 1,726	$ 103	$ 2,924	$ 786	$ -	$ 18,550
Watch	-	-	-	-	-	-	-	-	-
Special Mention	-	16	-	-	-	-	6	-	22
Substandard	16	2	2	308	-	37	-	-	365
Total consumer & other	$ 7,462	$ 3,383	$ 2,202	$ 2,034	$ 103	$ 2,961	$ 792	$ -	$ 18,937
Current period gross write-offs	$ 18	$ 46	$ 12	$ 8	$ 4	$ 26	$ -	$ -	$ 114
Total loans									
Pass	$ 153,363	$ 147,131	$ 170,295	$ 117,655	$ 90,526	$ 175,602	$ 113,927	$ 960	$ 969,459
Watch	-	-	-	1,413	2,229	178	44	-	3,864
Special Mention	219	191	3,799	239	230	1,026	106	-	5,810
Substandard	16	842	2,272	308	-	1,872	16	-	5,326
Total loans	$ 153,598	$ 148,164	$ 176,366	$ 119,615	$ 92,985	$ 178,678	$ 114,093	$ 960	$ 984,459
Total Current period gross write-offs	$ 18	$ 62	$ 12	$ 8	$ 4	$ 26	$ -	$ -	$ 130

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Nonaccrual Loans

The following table is a summary of the Company's nonaccrual loans by major categories for the periods indicated:

(dollars in thousands)	December 31, 2025		
	Nonaccrual Loans with no Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Construction & development	$ -	$ -	$ -
Farmland	-	63	63
Residential	3,264	1,172	4,436
Commercial mortgage	-	112	112
Commercial & agricultural	-	157	157
Consumer & other	-	42	42
Total	$ 3,264	$ 1,546	$ 4,810

(dollars in thousands)	December 31, 2024		
	Nonaccrual Loans with no Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Construction & development	$ -	$ -	$ -
Farmland	-	70	70
Residential	840	848	1,688
Commercial mortgage	293	153	446
Commercial & agricultural	-	-	-
Consumer & other	-	359	359
Total	$ 1,133	$ 1,430	$ 2,563

The following table represents the accrued interest receivables written off on nonaccrual loans by reversing interest income during the years ended December 31, 2025 and 2024:

(dollars in thousands)	2025	2024
Construction & development	$ -	$ -
Farmland	-	-
Residential	67	20
Commercial mortgage	1	-
Commercial & agricultural	1	-
Consumer & other	3	1
Total	$ 72	$ 21

The following table represents the interest income recognized on loans before they entered nonaccrual status during the years ended December 31, 2025 and 2024:

(dollars in thousands)	2025	2024
Construction & development	$ -	$ -
Farmland	-	-
Residential	172	56
Commercial mortgage	2	-
Commercial & agricultural	3	-
Consumer & other	5	2
Total	$ 182	$ 58

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Aging Analysis

The following table presents an aging analysis of past due loans by category as of December 31, 2025:

(dollars in thousands)	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing 90+ Days Past Due	Nonaccrual Loans	Current	Total Loans
December 31, 2025						
Real Estate Secured:						
Construction & development	$ -	$ -	$ -	$ -	$ 64,851	$ 64,851
Farmland	-	-	-	63	23,140	23,203
Residential	197	47	-	4,436	591,638	596,318
Commercial mortgage	27	-	-	112	302,557	302,696
Non-Real Estate Secured:						
Commercial & agricultural	10	-	-	157	56,830	56,997
Consumer & other	26	9	-	42	14,056	14,133
Total	$ 260	$ 56	$ -	$ 4,810	$ 1,053,072	$ 1,058,198

The following table presents an aging analysis of past due loans by category as of December 31, 2024:

(dollars in thousands)	Accruing 30-59 Days Past Due	Accruing 60-89 Days Past Due	Accruing 90+ Days Past Due	Nonaccrual Loans	Current	Total Loans
December 31, 2024						
Real Estate Secured:						
Construction & development	$ 134	$ -	$ -	$ -	$ 68,516	$ 68,650
Farmland	-	-	-	70	24,342	24,412
Residential	97	116	-	1,688	516,221	518,122
Commercial mortgage	-	-	-	446	292,705	293,151
Non-Real Estate Secured:						
Commercial & agricultural	-	-	-	-	61,187	61,187
Consumer & other	46	23	-	359	18,509	18,937
Total	$ 277	$ 139	$ -	$ 2,563	$ 981,480	$ 984,459

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Collateral Dependent Loans

Loans that do not share risk characteristics within their respective loan pools are individually evaluated. The Company has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

- Construction and development loans include both commercial and consumer loans. Commercial loans are typically secured by first liens on raw land acquired for the construction of owner occupied commercial real estate or non-owner occupied commercial real estate. Consumer loans are typically secured by a first lien on raw land acquired for the construction of residential homes for which a binding sales contract exists.
- Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.
- Residential real estate loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.
- Home equity lines of credit are generally secured by second mortgages on residential real estate property.
- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.

The following table details the amortized cost of collateral dependent loans as of December 31, 2025 and December 31, 2024:

(dollars in thousands)	2025	2024
Construction & development	$ -	$ -
Farmland	-	-
Residential	5,064	3,105
Commercial mortgage	-	292
Commercial & agricultural	-	-
Consumer & other	-	-
Total Loans	$ 5,064	$ 3,397

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Modifications Made to Borrowers Experiencing Financial Difficulty

The allowance for credit losses incorporates an estimate of lifetime expected credit losses and is recorded on each asset upon asset origination or acquisition. The starting point for the estimate of the allowance for credit losses is historical loss information, which includes losses from modifications of receivables to borrowers experiencing financial difficulty. The Company uses a lifetime probability of default/loss given default model to determine the allowance for credit losses. An assessment of whether a borrower is experiencing financial difficulty is made on the date of a modification. There were no commitments to lend additional funds to borrowers experiencing financial difficulty as of December 31, 2025 and December 31, 2024.

Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification. Occasionally, the Company modifies loans by providing principal forgiveness on certain of its real estate loans. When principal forgiveness is provided, the amortized cost basis of the asset is written off against the allowance for credit losses. The amount of the principal forgiveness is deemed to be uncollectible; therefore, that portion of the loan is written off, resulting in a reduction of the amortized cost basis and a corresponding adjustment to the allowance for credit losses.

In some cases, the Company will modify a certain loan by providing multiple types of concessions. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness or interest rate reduction, may be granted.

There were no loans modified to borrowers experiencing financial difficulty during the year ended December 31, 2025. The following table shows the amortized cost basis as of December 31, 2024 of the loans modified to borrowers experiencing financial difficulty, disaggregated by class of loans and type of concession granted and describes the financial effect of the modifications made to borrowers experiencing financial difficulty:

| December 31, 2024 (dollars in thousands) | Term Extension | | |
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Residential	$ 23	0.00%	Added an average of 11.92 years to the life of the loan, which resulted in reduced payment.
Total	$ 23		

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount. There were no loans that had a payment default during the period and were modified in the 12 months before default to borrowers experiencing financial difficulty.

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Modifications Made to Borrowers Experiencing Financial Difficulty, continued

The Company closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table depicts the performance of loans that have been modified in the last 12 months as of December 31, 2025 and 2024:

(dollars in thousands)	Payment Status (Amortized Cost Basis)		
	Current	30-89 Days Past Due	90+ Days Past Due
December 31, 2025			
Construction & development	$ -	$ -	$ -
Farmland	-	-	-
Residential	592	-	-
Commercial mortgage	-	-	-
Commercial & agricultural	-	-	-
Consumer & other	-	-	-
Total	$ 592	$ -	$ -
December 31, 2024			
Construction & development	$ -	$ -	$ -
Farmland	-	-	-
Residential	605	-	-
Commercial mortgage	-	-	-
Commercial & agricultural	-	-	-
Consumer & other	308	-	-
Total	$ 913	$ -	$ -

Notes to Consolidated Financial Statements

Note 5. Allowance for Credit Losses, continued

Unfunded Commitments

The Company maintains a separate reserve for credit losses on off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheets. The reserve for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit losses in the income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments.

The following table presents the balance and activity in the allowance for credit losses for unfunded loan commitments for the years ended December 31, 2025 and 2024:

(dollars in thousands)	Total Allowance for Credit Losses – Unfunded Commitments
Balance, December 31, 2024	$ 370
Provision for credit losses - unfunded commitments	109
Balance, December 31, 2025	$ 479
Balance, December 31, 2023	$ 402
(Recovery of) provision for credit losses - unfunded commitments	(32)
Balance, December 31, 2024	$ 370

Notes to Consolidated Financial Statements

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2025 and 2024, are as follows:

(dollars in thousands)	2025	2024
Land	$ 11,746	$ 8,933
Buildings and improvements	33,301	29,803
Furniture and equipment	8,776	14,618
	53,823	53,354
Less accumulated depreciation	(13,063)	(18,691)
	$ 40,760	$ 34,663

Depreciation expense for the years ended December 31, 2025 and 2024 amounted to $2.0 million and $2.0 million, respectively.

Note 7. Goodwill and Intangible Assets

An analysis of goodwill during the years ended December 31, 2025 and 2024 is as follows:

(dollars in thousands)	2025	2024
Beginning of year	$ 7,900	$ 3,257
Acquired goodwill as a result of JCB merger	-	4,643
Impairment	-	-
End of the period	$ 7,900	$ 7,900

Intangible Assets

The following table presents the activity for the Company's core deposit intangible assets, which are the only identifiable intangible assets subject to amortization. Core deposit intangibles at December 31, 2025 and 2024 are as follows:

(dollars in thousands)	2025	2024
Balance at beginning of year, net	$ 3,815	$ 917
Core deposit intangible as result of JCB Merger	-	3,380
Amortization expense	(772)	(482)
Net book value	$ 3,043	$ 3,815

The following table presents the estimated amortization expense of the core deposit intangible over the remaining useful life:

(dollars in thousands)	
For the year ended December 31, 2026	$ 647
For the year ended December 31, 2027	564
For the year ended December 31, 2028	484
For the year ended December 31, 2029	406
For the year ended December 31, 2030	330
Thereafter	612
Total	$ 3,043

Notes to Consolidated Financial Statements

Note 8. Leases

The Company's leases are recorded under ASC Topic 842, "*Leases*". We have performed an evaluation of our leasing contracts and activities. We have developed our methodology to estimate the right-of use assets and lease liabilities, which is based on the present value of lease payments.

Contracts are evaluated to determine whether they are or contain a lease in accordance with Topic 842. The Company has elected the practical expedient provided by Topic 842 not to allocate consideration in a contract between lease and non-lease components. The Company also elected, as provided by the standard, not to recognize right-of-use assets and lease liabilities for short-term leases, defined by the standard as leases with terms of 12 months or less. The Company renewed two operating leases during 2024 and recognized a right-of-use asset and lease liability on the renewals. In August 2024, the Company was released from an operating lease, which resulted in the elimination of $197 thousand in right-of-use asset and lease liability.

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. For our incremental borrowing rate, we used the Federal Home Loan Bank rate available at the time of lease inception. The right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor. The contracts in which the Company is lessee are with parties external to the Company and not related parties. The Company's lease right-of-use assets are included in other assets and the lease liabilities are included in other liabilities. The following tables present information about leases:

(dollars in thousands)		2025		2024
Lease liabilities	$	1,282	$	1,522
Right-of-use assets	$	1,353	$	1,603
Weighted average remaining lease term (years)		6.70		7.28
Weighted average discount rate		4.10%		4.10%

(dollars in thousands)		2025		2024
Lease Expense				
Operating lease expense	$	307	$	381
Short-term lease expense		41		13
Total lease expense	$	348	$	394
Cash paid for amounts included in lease liabilities	$	297	$	372

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liabilities:

(dollars in thousands)		
Twelve months ending December 31, 2026	$	230
Twelve months ending December 31, 2027		223
Twelve months ending December 31, 2028		231
Twelve months ending December 31, 2029		210
Twelve months ending December 31, 2030		168
Thereafter		420
Total undiscounted cash flows	$	1,482
Less discount		(200)
Lease liabilities	$	1,282

Notes to Consolidated Financial Statements

Note 9. Deposits

The following table presents the composition of deposits at December 31, 2025 and December 31, 2024:

(dollars in thousands)		2025		2024
Interest-bearing deposits:				
Interest-bearing demand deposit accounts	$	157,872	$	148,795
Money market		116,600		85,409
Savings		169,627		176,310
Time deposits		363,065		343,771
Total interest-bearing deposits		807,164		754,285
Noninterest-bearing deposits		371,001		337,918
Total deposits	$	1,178,165	$	1,092,203

The aggregate amount of time deposits in denominations of more than $250 thousand at December 31, 2025 and 2024 was $124.0 million, and $103.7 million, respectively.

At December 31, 2025, the scheduled maturities of all time deposits are as follows:

(dollars in thousands)		
2026	$	342,628
2027		9,085
2028		4,437
2029		2,342
2030		4,573
After Five Years		-
Total	$	363,065

Note 10. Short-Term Borrowings

At December 31, 2025 the Bank had no borrowings outstanding classified as short-term.

At December 31, 2024, the Bank had a $15.0 million FHLB advance outstanding at a rate of 5.00%, with a maturity date of January 9, 2025, that was classified as short-term. Also at December 31, 2024, the Bank had a $5.0 million FHLB advance outstanding at a rate of 4.68%, with a maturity date of January 9, 2025, that was classified as short-term.

On September 9, 2024, the Company entered into a $5.0 million unsecured revolving line of credit, with a maturity date of September 9, 2025. On September 5, 2025, this $5.0 million unsecured revolving line of credit was renewed, and as a result the maturity date was changed to September 9, 2026. Interest on the line of credit is variable and is set at the prime rate. At December 31, 2025, there was no balance outstanding under this revolving line of credit. At December 31, 2024, $5.0 million was outstanding under this revolving line of credit at a rate of 7.50% and was classified as short-term debt.

At December 31, 2025, the Bank had established unsecured lines of credit of approximately $73.0 million with correspondent banks to provide additional liquidity if, and as needed. There was nothing outstanding under these lines of credit as of December 31, 2025. At December 31, 2024 the Bank had $4.3 million outstanding under these lines of credit. In addition, the Bank has the ability to borrow up to approximately $391.9 million from the FHLB, subject to the pledging of collateral.

Note 11. Long-Term Borrowings

At December 31, 2025 and 2024, the Bank had no borrowings outstanding classified as long-term.

Notes to Consolidated Financial Statements

Note 12. Interest Rate Swap Contracts

On April 4, 2025 the Bank entered into an International Swap and Derivative Association ("ISDA") interest rate swap contract of $25.0 million with a financial institution ("counterparty") to manage its exposure to interest rate changes associated with $25.0 million of 1-month fixed rate FHLB borrowings (representing the notional amount of the swap contract). The swap contract qualifies as a cash flow hedge and, accordingly, the Company records the fair value of the contract on its consolidated balance sheet as an asset or liability, with an offset to accumulated other comprehensive income (AOCI), net of income tax impacts, and with changes reflected in other comprehensive income. The swap contract was to mature on April 10, 2027. On November 3, 2025 the Bank terminated the ISDA interest rate swap contract and as a result of this termination the Bank paid a termination fee of $10 thousand to the counterparty.

The effect of the swap contract was to limit the interest rate exposure on the FHLB borrowings to a fixed rate (3.4725%) versus the USD-SOFR-COMPOUND interest rate. In accordance with the swap agreement, the interest charge was calculated based upon the USD-SOFR-COMPOUND and the fixed rate. If interest as calculated was greater based on the USD-SOFR-COMPOUND, the counterparty paid the difference to the Bank. However, if interest as calculated was greater based on the fixed rates, the Bank paid the difference to the counterparty. The swap agreement resulted in a credit to the Company's interest expense on borrowings of approximately $98 thousand in 2025.

Note 13. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant stockholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2025 and 2024 loan transactions with related parties were as follows:

(dollars in thousands)		2025		2024
Balance, beginning	$	10,431	$	10,125
New loans		4,281		3,348
Repayments		(3,829)		(3,144)
Change in relationship		-		102
Balance, ending	$	10,883	$	10,431

The Company has accepted deposits during the ordinary course of business from certain directors and executive officers of the Company and from their affiliates and associates. The total amount of these deposits outstanding was $17.1 million, and $16.9 million at December 31, 2025 and 2024, respectively.

Notes to Consolidated Financial Statements

Note 14. Financial Instruments

FASB ASC 825, "Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value of future cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments not recorded at fair value on a recurring basis as of December 31, 2025 and 2024. This table excludes financial instruments for which the carrying amount approximates fair value. For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For non-marketable equity securities such as FHLB and Federal Reserve Bank stock, the carrying amount is a reasonable estimate of the fair value as these securities can only be redeemed or sold at their par value and only to the respective issuing government supported institution or to another member institution. For financial liabilities such as noninterest-bearing demand, interest-bearing demand, and savings deposits, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

For loans, the carrying amount is net of unearned income and the allowance for credit losses. In accordance with ASU No. 2016-01, the fair value of loans as of December 31, 2025 and 2024, was measured using an exit price notion.

(dollars in thousands)	Carrying Amount	Fair Value	Fair Value Measurements Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2025					
Financial Instruments – Assets					
Net Loans	$ 1,049,532	$ 1,032,254	$ -	$ -	$ 1,032,254
Financial Instruments – Liabilities					
Time Deposits	363,065	361,318	-	361,318	-
December 31, 2024					
Financial Instruments – Assets					
Net Loans	$ 976,432	$ 944,633	$ -	$ -	$ 944,633
Financial Instruments – Liabilities					
Time Deposits	343,771	342,239	-	342,239	-
FHLB Advances	20,000	19,998	-	19,998	-

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and derivatives are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as loans or foreclosed assets. These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Note 14. Financial Instruments, continued

Fair Value Hierarchy

Under FASB ASC 820, "Fair Value Measurements and Disclosures", the Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

> Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

> Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

> Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques may include the use of option pricing models, discounted cash flow models and similar techniques.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value.

Investment Securities Available for Sale

Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Individually Evaluated Loans

Individually evaluated loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are evaluated for potential specific reserves and adjusted, if a shortfall exists, to fair value less costs to sell. Fair value is measured based on the value of the underlying collateral securing the loan if repayment is expected solely from the sale or operation of the collateral or present value of estimated future cash flows discounted at the loan's contractual interest rate if the loan is not determined to be collateral dependent. All loans individually evaluated are classified as Level 3 in the fair value hierarchy.

Fair value for individually evaluated loans is determined using several methods. Generally, the fair value of real estate is determined based on appraisals by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the appraisers to adjust for differences between the comparable sales and income data available. These routine adjustments are made to adjust the value of a specific property relative to comparable properties for variations in qualities such as location, size, and income production capacity relative to the subject property of the appraisal. Such adjustments are typically significant and result in a Level 3 classification of the inputs for determining fair value.

Notes to Consolidated Financial Statements

Note 14. Financial Instruments, continued

Derivative Assets and Liabilities

Derivative instruments held or issued by the Company for risk management purposes are traded in over-the-counter markets where quoted market prices are not readily available. Management engages third-party intermediaries to determine the fair market value of these derivative instruments and classifies these instruments as Level 2. Examples of Level 2 derivatives are interest rate swaps, caps and floors. No derivative instruments were held as of December 31, 2025 and December 31, 2024.

Other Real Estate Owned

Other real estate owned is adjusted to fair value upon transfer of the loans, or former bank premises, to other real estate owned. Subsequently, other reals estate owned is carried at the lower of carrying value or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price the Company records the other real estate owned as nonrecurring Level 2. When the fair value of the collateral is based on either an external or internal appraisal and there is no observable market price, the Company records the other real estate owned as nonrecurring Level 3. As a result of the JCB merger, there was one property valued at $140 thousand in other real estate owned at December 31, 2024 and there was no other real estate owned held as of December 31, 2025.

Assets Recorded at Fair Value on a Recurring Basis

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2025				
Investment securities available for sale				
U.S. Government agencies	$ 23,013	$ -	$ 23,013	$ -
Mortgage-backed securities	51,661	-	51,661	-
State and municipal securities	39,422	-	39,422	-
Total assets at fair value	$ 114,096	$ -	$ 114,096	$ -
December 31, 2024				
Investment securities available for sale				
U.S. Treasury securities	$ 2,488	$ -	$ 2,488	$ -
U.S. Government agencies	21,505	-	21,505	-
Mortgage-backed securities	55,538	-	55,538	-
Corporate securities	1,491	-	1,491	-
State and municipal securities	37,265	-	37,265	-
Total assets at fair value	$ 118,287	$ -	$ 118,287	$ -

No liabilities were recorded at fair value on a recurring basis as of December 31, 2025 or 2024. There were no significant transfers between levels during the years ended December 31, 2025 or 2024.

Notes to Consolidated Financial Statements

Note 14. Financial Instruments, continued

Assets Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain assets and liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets and liabilities that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. No liabilities were recorded at fair value on a nonrecurring basis at December 31, 2025 and 2024. Assets measured at fair value on a nonrecurring basis are included in the table below.

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2025				
Individually evaluated loans	$ 6,960	$ -	$ -	$ 6,960
Other real estate owned	-	-	-	-
Total assets at fair value	$ 6,960	$ -	$ -	$ 6,960

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2024				
Individually evaluated loans	$ 4,626	$ -	$ -	$ 4,626
Other real estate owned	140	-	-	140
Total assets at fair value	$ 4,766	$ -	$ -	$ 4,766

For Level 3 assets measured at fair value on a recurring or non-recurring basis as of December 31, 2025 and 2024, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at December 31, 2025	Fair Value at December 31, 2024	Valuation Technique	Significant Unobservable Inputs	General Range of Significant Unobservable Input Values
Individually Evaluated Loans	$ 6,960	$ 4,626	Appraised Value/Discounted Cash Flows/Market Value of Note	Discounts to reflect current market conditions, ultimate collectability, and estimated costs to sell	0 – 10%
Other Real Estate Owned	$ -	$ 140	Appraised Value/Comparable Sales/Other Estimates from Independent Sources	Discounts to reflect current market conditions and estimated costs to sell	0 – 10%

Notes to Consolidated Financial Statements

Note 15. Deferred Compensation and Supplemental Executive Retirement Plans

Deferred compensation plans have been adopted for certain executive officers and members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $4,268 to $26,791 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. During 2025 all deferred compensation benefits owed under the plan were fulfilled, with no liability balance outstanding at December 31, 2025. The liability accrued for compensation deferred under the plan amounted to $35 thousand at December 31, 2024. Expense charged against income and included in salary and benefits expense was $1 thousand and $4 thousand in 2025 and 2024, respectively. Charges to income are based on changes in present value of future cash payments, discounted at 8 percent, consistent with prior years.

Supplemental executive retirement plans for certain executive officers were adopted in 2017 and 2022. The plans provide for annual payments ranging from $12,857 to $88,000, payable in monthly installments, and continuing for the life of the executive. Reduced benefits apply in cases of early retirement. The liability accrued for this obligation was $1.3 million and $1.1 million at December 31, 2025 and 2024, respectively. Expense charged against income and included in salary and benefits expense was $202 thousand and $262 thousand in 2025 and 2024, respectively, for these supplemental executive retirement plans.

Prior to the Cardinal merger, the Bank of Floyd had adopted supplemental executive plans to provide benefits for two former members of management. Aggregate annual payments of $69 thousand are payable for 20 years, beginning subsequent to the executive's last day of employment. The liability is calculated by discounting the anticipated future cash flows at 4.00%. The liability accrued for this obligation was $457 thousand and $507 thousand at December 31, 2025 and 2024, respectively. Charges to income amounted to approximately $19 thousand and $21 thousand for 2025 and 2024, respectively. These plans are unfunded; however, life insurance has been acquired in amounts sufficient to discharge the obligations of the agreements.

Note 16. Employee Benefit Plans

Prior to the merger, both Grayson and Floyd had qualified noncontributory defined benefit pension plans in place which covered substantially all of each bank's employees. The benefits in each plan are primarily based on years of service and earnings. Both Grayson and Floyd plans were amended to freeze benefit accruals for all eligible employees prior to the effective date of the merger. A summary of each plan follows:

Grayson Plan

The following is a summary of the plan's funded status as of December 31:

(dollars in thousands)	2025	2024
Change in benefit obligation		
Benefit obligation at beginning of year	$ 2,257	$ 2,959
Interest cost	116	124
Actuarial (gain) loss	94	(232)
Benefits paid	(147)	(554)
Settlement (gain) loss	5	(40)
Benefit obligation at end of year	2,325	2,257
Change in plan assets		
Fair value of plan assets at beginning of year	7,509	7,533
Actual return on plan assets	939	530
Benefits paid	(146)	(554)
Fair value of plan assets at end of year	8,302	7,509
Funded status at the end of the year	$ 5,977	$ 5,252

Notes to Consolidated Financial Statements

Note 16. Employee Benefit Plans, continued

Grayson Plan, continued

(dollars in thousands)		2025		2024
Amounts recognized in the Balance Sheet				
Prepaid benefit cost	$	6,612	$	6,302
Unrecognized net actuarial loss		(635)		(1,050)
Amount recognized in other assets	$	5,977	$	5,252
Amounts recognized in accumulated other comprehensive loss				
Unrecognized net actuarial loss	$	(635)	$	(1,050)
Deferred taxes		133		221
Amount recognized in accumulated other comprehensive loss, net	$	(502)	$	(829)
Prepaid benefit detail				
Benefit obligation	$	(2,325)	$	(2,257)
Fair value of assets		8,302		7,509
Unrecognized net actuarial loss		635		1,050
Prepaid benefit cost	$	6,612	$	6,302
Components of net periodic pension cost				
Interest cost	$	116	$	124
Expected return on plan assets		(515)		(503)
Recognized net loss due to settlement		54		276
Recognized net actuarial loss		35		117
Net periodic benefit expense	$	(310)	$	14
Additional disclosure information				
Accumulated benefit obligation	$	2,325	$	2,257
Vested benefit obligation	$	2,325	$	2,257
Discount rate used for net periodic pension cost		5.50%		4.75%
Discount rate used for disclosure		5.25%		5.50%
Expected return on plan assets		7.00%		7.00%
Rate of compensation increase		N/A		N/A
Average remaining service (years) for net periodic pension cost		8.21		8.47

Using the same fair value hierarchy described in Note 14, the fair values of the Company's pension plan assets, by asset category, are as follows:

(dollars in thousands)		Total		Level 1		Level 2		Level 3
December 31, 2025								
Mutual funds – fixed income	$	3,902	$	3,902	$	-	$	-
Mutual funds – equities		4,400		4,400		-		-
Total assets at fair value	$	8,302	$	8,302	$	-	$	-
December 31, 2024								
Mutual funds – fixed income	$	3,454	$	3,454	$	-	$	-
Mutual funds – equities		4,055		4,055		-		-
Total assets at fair value	$	7,509	$	7,509	$	-	$	-

Notes to Consolidated Financial Statements

Note 16. Employee Benefit Plans, continued

Grayson Plan, continued

Estimated Future Benefit Payments

(dollars in thousands)	Pension Benefits	
2026	$	424
2027		257
2028		87
2029		69
2030		527
2031 – 2035		792
	$	2,156

Funding Policy

It has been Bank practice to contribute the maximum tax-deductible amount each year as determined by the plan administrator. As a result of prior year contributions exceeding the minimum requirements, a Prefunding Balance existed as of December 31, 2025 and there is no required contribution for 2026. Based on this we do not anticipate making a contribution to the plan in 2026.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate-of-return-on-assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed – especially with respect to real rates of return (net of inflation) – for the major asset classes held, or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience – that may not continue over the measurement period – with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The pension plan's weighted-average asset allocations at December 31, 2025 and 2024, by asset category are as follows:

	2025	2024
Mutual funds – fixed income	47%	46%
Mutual funds – equity	53%	54%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50 percent fixed income and 50 percent equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

Notes to Consolidated Financial Statements

Note 16. Employee Benefit Plans, continued

Grayson Plan, continued

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

Floyd Plan

The Company previously participated in the Pentegra Defined Benefit Plan for Financial Institutions ("The Pentegra DB Plan"), a tax-qualified defined-benefit pension plan. The Pentegra DB Plan operated as a multi-employer plan for accounting purposes and is a multiple-employer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. There were no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. Plan expenses paid by the Company totaled approximately $42 thousand for the year ended December 31, 2024 under the Pentegra DB Plan.

During 2025, the Company withdrew from the Pentegra DB Plan and adopted the Skyline National Bank Defined Benefit Plan as a qualified successor plan. The following is a summary of the plan's funded status as of December 31, 2025:

(dollars in thousands)	2025
Change in benefit obligation	
Benefit obligation at beginning of year	$ -
Initial recognition of benefit obligation	3,837
Service cost	23
Interest cost	67
Actuarial loss	199
Benefits paid	(69)
Settlement gain	(2,272)
Administrative expenses paid from trust	(38)
Benefit obligation at end of year	1,747
Change in plan assets	
Fair value of plan assets at beginning of year	-
Transfer from Pentegra DB Plan	3,524
Actual return on plan assets	32
Administrative expenses paid from trust	(38)
Benefits paid and settlements	(2,341)
Fair value of plan assets at end of year	1,177
Funded status at the end of the year	$ (570)
Amounts recognized in the Balance Sheet	
Projected benefit obligation	$ (1,747)
Fair value of plan assets	1,177
Amount recognized in other liabilities	$ (570)
Amounts recognized in accumulated other comprehensive loss	
Unrecognized net actuarial loss	$ (98)
Prior service cost	(302)
Deferred taxes	84
Amount recognized in accumulated other comprehensive loss, net	$ (316)

Note 16. Employee Benefit Plans, continued

Floyd Plan, continued

(dollars in thousands)	2025
Components of net periodic pension cost	
Service cost	$ 23
Interest cost	67
Expected return on plan assets	(58)
Amortization of unrecognized prior service cost	11
Recognized settlement loss	127
Net periodic benefit expense	$ 170
Additional disclosure information	
Accumulated benefit obligation	$ 1,747
Vested benefit obligation	$ 1,747
Discount rate used for net periodic pension cost	5.28%
Discount rate used for disclosure	5.39%
Expected return on plan assets	5.00%
Rate of compensation increase	N/A
Average remaining service (years) for net periodic pension cost	9.26

Using the same fair value hierarchy described in Note 14, the fair values of the Company's pension plan assets, by asset category, are as follows:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2025				
US treasury – fixed income	$ 987	$ 987	$ -	$ -
Cash and cash investments	190	190	-	-
Total assets at fair value	$ 1,177	$ 1,177	$ -	$ -

Estimated Future Benefit Payments

(dollars in thousands)	Pension Benefits
2026	$ 33
2027	52
2028	69
2029	71
2030	100
2031 – 2035	712
	$ 1,037

VBA Defined Contribution Plan for Skyline National Bank

The Bank has established a qualified defined contribution plan that covers all eligible employees of the Bank who have completed at least three months of service. The Bank makes a safe harbor matching contribution of 100% of the first 3% of compensation and 50% on the next 2% of compensation, up to a maximum of 5%. Additional amounts may be contributed at the discretion of the Bank. Participants are immediately vested in their contributions and the Bank's safe harbor matching and discretionary contributions. The Bank expensed $468 thousand and $412 thousand related to the defined contribution plan for the years ended December 31, 2025 and 2024, respectively.

Notes to Consolidated Financial Statements

Note 17. Share-Based Compensation

The Equity Plan was adopted by the Board of Directors of the Company on March 17, 2020 and approved by the Company's shareholders on August 18, 2020. The Equity Plan permits the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights, and stock awards to key employees and non-employee directors of the Company or its subsidiaries.

The purpose of the Equity Plan is to promote the success of the Company and its subsidiaries by providing incentives to key employees and non-employee directors that will promote the identification of their personal interests with the long-term financial success of the Company and with growth in shareholder value, consistent with the Company's risk management practices. The Equity Plan is designed to provide flexibility to the Company, including its subsidiaries, in its ability to attract, retain the services of, and motivate key employees and non-employee directors upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

No award may be granted under the Equity Plan after March 16, 2030 and any awards outstanding on such date shall remain valid in accordance with their terms. The Board of Directors shall have the right to terminate the Equity Plan at any time pursuant to the terms of the Equity Plan. The Compensation Committee of the Board of Directors has been appointed to administer the Equity Plan.   The maximum aggregate number of shares that may be issued pursuant to awards made under the Equity Plan shall not exceed 300,000 shares of common stock. As of December 31, 2025, 161,900 shares have been issued under the Equity Plan, leaving 138,100 shares available for future grants.

On March 28, 2024, 65,000 restricted stock awards were issued with a fair value of $11.30 per share. These awards vest 20% on December 15, 2024, 20% on December 15, 2025, 20% on December 15, 2026, 20% on December 15, 2027, and 20% on December 15, 2028. On September 3, 2024, 10,000 restricted stock awards were issued with a fair value of $11.33 per share. These awards vest 25% on December 15, 2025, 25% on December 15, 2026, 25% on December 15, 2027, and 25% on December 15, 2028. For the years ended December 31, 2025 and 2024, $202 thousand and $229 thousand, respectively, was recognized as compensation expense related to share-based compensation for restricted stock awards.

As of December 31, 2025, the unrecognized compensation expense related to unvested restricted stock awards was $549 thousand. The unrecognized compensation expense is expected to be recognized over a weighted average period of 2.84 years. The following table presents the activity for restricted stock:

	Number of Shares	Weighted Average Grant Date Fair Value	Grant Date Fair Value of Restricted Stock that Vested During The Year (in thousands)
Unvested as of December 31, 2023	10,625	$ 12.54	
Granted	75,000	11.30	
Vested	(18,625)	11.55	$ 221
Forfeited	-	-	
Unvested as of December 31, 2024	67,000	$ 11.45	
Granted	-	-	
Vested	(18,000)	11.58	$ 202
Forfeited	-	-	
Unvested as of December 31, 2025	49,000	$ 11.40	

On December 31, 2025, 14,500 stock awards were issued with a fair value of $19.00 per share to non-employee directors, which immediately vested. For the year ended December 31, 2025, $275 thousand was recognized as compensation expense related to share-based compensation for these stock awards. On December 31, 2024, 12,500 stock awards were issued with a fair value of $12.18 per share to non-employee directors, which immediately vested. For the year ended December 31, 2024, $152 thousand was recognized as compensation expense related to share-based compensation for these stock awards.

Notes to Consolidated Financial Statements

Note 18. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

(dollars in thousands)		2025		2024
Current				
Federal	$	3,533	$	451
State		252		36
Total current		3,785	$	487
Deferred				
Federal		262		1,335
State		143		111
Total deferred		405		1,446
	$	4,190	$	1,933

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income for the year end December 31, 2025 is as follows:

		2025	
(dollars in thousands)		Amount	%
Tax at statutory federal rate	$	4,207	21.00%
State income tax, net of federal benefit[1]		342	1.71%
Tax exempt interest income		(73)	-0.36%
Tax exempt insurance income		(158)	-0.79%
Other		(128)	-0.64%
Income tax expense and effective income tax rate	$	4,190	20.91%

    (1)   State taxes in Tennessee made up the majority (greater than 50 percent) of the tax effect in this category.

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income for the year end December 31, 2024 is as follows:

		2024	
(dollars in thousands)		Amount	%
Tax at statutory federal rate	$	1,965	21.00%
State income tax, net of federal benefit		140	1.49%
Tax exempt interest income		(68)	-0.73%
Tax exempt insurance income		(182)	-1.94%
Merger expenses		124	1.33%
Other		(46)	-0.50%
Income tax expense and effective income tax rate	$	1,933	20.66%

Income Taxes Paid

The following table presents income taxes paid (net of refunds received) for the years ended December 31, 2025 and 2024:

(dollars in thousands)		2025		2024
Federal	$	2,490	$	1,089
State				
North Carolina		132	$	68
Tennessee		92		-
	$	2,714	$	1,157

Note 18. Income Taxes, continued

Deferred Income Tax Analysis

The significant components of net deferred tax assets (all Federal) at December 31, 2025 and 2024 are summarized as follows:

(dollars in thousands)	2025	2024
Deferred tax assets		
Allowance for credit losses	$ 2,010	$ 1,859
Acquired loan credit mark	721	944
Deferred compensation	396	373
Investment impairment charge recorded directly to stockholders' equity as a component of other comprehensive income	42	42
Minimum pension liability	217	220
Net operating loss carryforward	1,463	1,833
Nonaccrual interest income	363	365
Net unrealized losses on securities available for sale	3,221	4,711
Contract terminations	61	185
Other	24	22
	$ 8,518	$ 10,554
Deferred tax liabilities		
Deferred loan origination costs	928	809
Core deposit intangible	669	845
Accrued pension costs	1,240	1,395
Depreciation	1,851	1,738
Accretion of discount on investment securities, net	130	98
Other	4	76
	$ 4,822	$ 4,961
Net deferred tax asset	$ 3,696	$ 5,593

In March of 2020, the CARES Act was enacted and made significant changes to federal tax laws, including certain changes that were retroactive to the December 31, 2019 tax year. Changes in tax laws are accounted for in the period of enactment and the retroactive effects were recognized in these financial statements. There were no material income tax consequences of this enacted legislation on the reporting period of these financial statements.

The Bank has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with applicable regulations. Tax returns for the years subsequent to 2022 remain subject to examination by both federal and state tax authorities.

Deferred tax assets or liabilities are initially recognized for differences between the financial statement carrying amount and the tax basis of assets and liabilities which will result in future deductible or taxable amounts and operating loss and tax credit carry-forwards. A valuation allowance is then established, as applicable, to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax benefits will be realized. Sources of taxable income that may allow for the realization of tax benefits include (1) taxable income in the current year or prior years that is available through carry-back, (2) future taxable income that will result from the reversal of existing taxable temporary differences, and (3) taxable income generated by future operations. There is no valuation allowance for deferred tax assets as of December 31, 2025 and 2024. The net operating loss of approximately $7.0 million, if not utilized will begin to expire in 2031. It is management's belief that realization of the deferred tax asset is more likely than not.

Notes to Consolidated Financial Statements

Note 19. Commitments and Contingencies

Litigation

In the normal course of business, the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2025 and 2024 is as follows:

(dollars in thousands)	2025	2024
Commitments to extend credit	$ 227,390	$ 210,610
Standby letters of credit	3,091	1,398
	$ 230,481	$ 212,008

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Notes to Consolidated Financial Statements

Note 20. Regulatory Restrictions

Dividends

The Company's dividend payments are generally made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10 percent of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20 percent more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10 percent more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $11.8 million at December 31, 2025. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2025.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Federal capital rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banks are now required to maintain levels that meet the required minimum plus the capital conservation buffer in order to make distributions, such as dividends, or discretionary bonus payments. The Banks's capital conservation buffer is 3.53% as of December 31, 2025.

Note 20. Regulatory Restrictions, continued

Capital Requirements, continued

The rules also revised the prompt corrective action framework, which is designed to place restrictions on insured depository institutions if their capital levels begin to show signs of weakness. Under the prompt corrective action requirements, which are designed to complement the capital conservation buffer, insured depository institutions are required to meet the following capital level requirements in order to qualify as "well capitalized:" a common equity Tier 1 capital ratio of 6.5%; a Tier 1 capital ratio of 8%; a total capital ratio of 10%; and a Tier 1 leverage ratio of 5%.

The Company meets eligibility criteria of a small bank holding company in accordance with the Federal Reserve Board's Small Bank Holding Company Policy Statement, and is not obligated to report consolidated regulatory capital. The Bank's actual capital amounts and ratios are presented in the following table as of December 31, 2025 and 2024. These ratios comply with Federal Reserve rules to align with the Basel III Capital requirements effective January 1, 2015.

| | Actual | | For Capital Adequacy Purposes | | To Be Well-Capitalized | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Total Capital						
(to risk weighted assets)	$ 118,147	11.53%	$ 81,973	8.00%	$ 102,466	10.00%
Tier 1 Capital						
(to risk weighted assets)	$ 109,056	10.64%	$ 61,480	6.00%	$ 81,973	8.00%
Common Equity Tier 1						
(to risk weighted assets)	$ 109,056	10.64%	$ 46,110	4.50%	$ 66,603	6.50%
Tier 1 Capital						
(to average total assets)	$ 109,056	8.34%	$ 52,317	4.00%	$ 65,396	5.00%
December 31, 2024						
Total Capital						
(to risk weighted assets)	$ 107,941	11.19%	$ 77,199	8.00%	$ 96,499	10.00%
Tier 1 Capital						
(to risk weighted assets)	$ 99,740	10.34%	$ 57,900	6.00%	$ 77,199	8.00%
Common Equity Tier 1						
(to risk weighted assets)	$ 99,740	10.34%	$ 43,425	4.50%	$ 62,725	6.50%
Tier 1 Capital						
(to average total assets)	$ 99,740	8.17%	$ 48,838	4.00%	$ 61,047	5.00%

On September 17, 2019 the Federal Deposit Insurance Corporation finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations (i.e., the community bank leverage ratio ("CBLR")) framework; as required by the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a Tier 1 leverage ratio of greater than 9.00%, less than $10.0 billion in total consolidated assets, and limited amounts of off-balance sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the prompt corrective action regulations and will not be required to report or calculated risk-based capital.

The CBLR framework was available for banks to use in their December 31, 2025 Call Report. At this time the Company has elected not to opt into the CBLR framework for the Bank, but may opt into the CBLR framework in the future.

Notes to Consolidated Financial Statements

Note 21. Parent Company Financial Information

Condensed financial information of Skyline Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Assets		
Cash and due from banks	$ 22	$ 90
Investment in affiliate bank	107,309	93,298
Other assets	416	435
Total assets	$ 107,747	$ 93,823
Liabilities		
Borrowings	$ -	$ 5,000
Other liabilities	83	155
Total liabilities	83	5,155
Stockholders' Equity		
Common stock	-	-
Surplus	33,984	33,507
Retained earnings	86,617	73,714
Accumulated other comprehensive loss	(12,937)	(18,553)
Total stockholders' equity	107,664	88,668
Total liabilities and stockholders' equity	$ 107,747	$ 93,823

Statements of Income
For the years ended December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Income		
Dividends from affiliate bank	$ 11,939	$ 32,852
	11,939	32,852
Expenses		
Interest on borrowings	65	12
Share-based compensation	477	381
Management and professional fees	88	73
Other expenses	34	45
	664	511
Income before tax benefit and equity in undistributed income of affiliate	11,275	32,341
Federal income tax benefit	172	109
Income before equity in undistributed income of affiliate	11,447	32,450
Equity in undistributed income of affiliate	4,395	(25,025)
Net income	$ 15,842	$ 7,425

Notes to Consolidated Financial Statements

Note 21. Parent Company Financial Information, continued

Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Cash flows from operating activities		
Net income	$ 15,842	$ 7,425
Adjustments to reconcile net income		
to net cash provided by operations:		
Equity in undistributed income of affiliate	(4,395)	25,025
Share-based compensation	477	381
Change in other assets	19	(98)
Change in other liabilities	(72)	112
Net cash provided by operating activities	11,871	32,845
Cash flows from investing activities		
Cash paid for business combination	-	(25,000)
Investment in affiliate	(4,000)	(10,000)
Net cash used in investing activities	(4,000)	(35,000)
Cash flows from financing activities		
Advances on short-term line of credit	4,000	10,000
Repayment on short-term line of credit	(9,000)	(5,000)
Common stock repurchased	-	(230)
Dividends paid	(2,939)	(2,577)
Net cash provided by (used by) financing activities	(7,939)	2,193
Net increase (decrease) in cash and cash equivalents	(68)	38
Cash and cash equivalents, beginning	90	52
Cash and cash equivalents, ending	$ 22	$ 90

Note 22. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

Management has reviewed the events occurring through the date the consolidated financial statements were issued and no subsequent events occurred requiring accrual or disclosure.

Management's Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

This Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Skyline Bankshares, Inc's. financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Skyline Bankshares, Inc. (the "Company") is a bank holding company headquartered in Floyd, Virginia. The Company offers a wide range of retail and commercial banking services through its wholly-owned bank subsidiary, Skyline National Bank (the "Bank"). On January 1, 2023, the Company changed its name from Parkway Acquisition Corp. to Skyline Bankshares, Inc. to align its brand across the entire organization.

The Company was incorporated as a Virginia corporation on November 2, 2015. The Company was formed as a business combination shell company for the purpose of completing a business combination transaction between Grayson Bankshares, Inc. ("Grayson") and Cardinal Bankshares Corporation ("Cardinal") in which Grayson and Cardinal merged with and into the Company, with the Company as the surviving corporation (the "Cardinal merger"), on July 1, 2016. Upon completion of the Cardinal merger, the Bank of Floyd, a wholly-owned subsidiary of Cardinal, was merged with and into the Bank (formerly Grayson National Bank), a wholly-owned subsidiary of Grayson. Effective March 13, 2017, the Bank changed its name to Skyline National Bank.

On July 1, 2018, the Company acquired Great State Bank ("Great State"), based in Wilkesboro, North Carolina, through the merger of Great State with and into the Bank, with the Bank as the surviving bank.

On April 16, 2024, the Company entered into a definitive agreement to acquire Johnson County Bank ("JCB"), based in Mountain City, Tennessee, in an all-cash transaction valued at $25.0 million, with the Bank as the surviving bank. The purpose of this acquisition was to facilitate the Bank's entry into Eastern Tennessee. The transaction closed and the merger of JCB with and into the Bank became effective on September 1, 2024. The Company was considered the acquiror and JCB was considered the acquiree in the transaction for accounting purposes. Pursuant to the JCB merger, the Company acquired $154.1 million of assets, including $87.2 million in loans and assumed $133.8 million in liabilities, including $125.3 million of deposits, on September 1, 2024.

The Bank was organized under the laws of the United States in 1900 and now serves the Virginia counties of Grayson, Floyd, Carroll, Wythe, Pulaski, Montgomery, Roanoke, Patrick and Washington, the North Carolina counties of Alleghany, Ashe, Burke, Caldwell, Catawba, Cleveland, Davie, Iredell, Watauga, Wilkes, and Yadkin, and the Tennessee county of Johnson, and the surrounding areas, through twenty-eight full-service banking offices and two loan production offices. As a Federal Deposit Insurance Corporation ("FDIC") insured national banking association, the Bank is subject to regulation by the Comptroller of the Currency and the FDIC. The Company is regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve").

For purposes of this annual report, all information contained herein as of and for periods prior to September 1, 2024 reflects the operations of the Company prior to the JCB merger. Unless this report otherwise indicates or the context otherwise requires, all references to the "Company" as of and for periods subsequent to September 1, 2024 refer to the combined company and its subsidiary as a combined entity after the merger, and all references to the "Company" as of and for periods prior to September 1, 2024 are references to the Company and its subsidiary as a combined entity prior to the merger.

Management's Discussion and Analysis

Forward Looking Statements

From time to time, the Company and its senior managers have made and will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be contained in this report and in other documents that the Company files with the Securities and Exchange Commission. Such statements may also be made by the Company and its senior managers in oral or written presentations to analysts, investors, the media and others. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Also, forward-looking statements can generally be identified by words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "seek," "expect," "intend," "plan" and similar expressions.

Forward-looking statements provide management's expectations or predictions of future conditions, events or results. They are not guarantees of future performance. By their nature, forward-looking statements are subject to risks and uncertainties. These statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements were made. There are a number of factors, many of which are beyond the Company's control that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. These factors, some of which are discussed elsewhere in this report, include:

- any required increase in our regulatory capital ratios;
- inflation, interest rate levels and market and monetary fluctuations;
- the difficult market conditions in our industry;
- trade, monetary and fiscal policies and laws, including interest rate policies of the federal government;
- applicable laws and regulations and legislative or regulatory changes;
- the timely development and acceptance of new products and services of the Company;
- the willingness of customers to substitute competitors' products and services for the Company's products and services;
- the financial condition of the Company's borrowers and lenders;
- the Company's success in gaining regulatory approvals, when required;
- technological and management changes;
- the Company's ability to implement its growth and acquisition strategies;
- the Company's critical accounting policies and the implementation of such policies;
- lower-than-expected revenue or cost savings or other issues in connection with mergers and acquisitions and branch expansion;
- changes in consumer spending and saving habits;
- deposit flows;
- the strength of the United States economy in general and the strength of the local economies in which the Company conducts its operations;
- geopolitical conditions, including acts or threats of terrorism, international hostilities, or actions taken by the U.S. or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the U.S. and abroad;
- the Company's potential exposure to fraud, negligence, computer theft, and cyber-crime;
- the Company's success at managing the risks involved in the foregoing.

Management's Discussion and Analysis

The Company had net earnings of $15.8 million for 2025 compared to $7.4 million for 2024. Our financial performance in 2025 can be attributed in part to our efforts that resulted in growth in the Bank's core loan portfolio of $74.2 million, or 7.55%, during 2025. Earnings for the year ended December 31, 2025 represented a return on average assets of 1.24% and a return on average equity of 16.16%, compared to 0.67% and 8.69%, respectively, for the year ended December 31, 2024. The net interest margin was 4.27% in 2025, compared to 3.82% in 2024. As we look to 2026, management anticipates that this core loan growth during 2025 will continue to have a positive impact on both earning assets and loan yields; however, continued competition for deposits will prevent interest expense from decreasing significantly, and higher operating costs will continue in the near term.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The notes to the audited consolidated financial statements included in the Annual Report for the year ended December 31, 2025 contain a summary of its significant accounting policies. Management believes the policies with respect to the methodology for the determination of the allowance for credit losses, and asset impairment judgments, such as the recoverability of intangible assets and credit losses on investment securities, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and the Board of Directors.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

Additionally, the allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments may increase or reduce reserve levels and include adjustments for lending management experience and risk tolerance, loan review and audit results, asset quality and portfolio trends, loan portfolio growth, industry concentrations, trends in underlying collateral, external factors and economic conditions not already captured. The Company has designated 5 year treasury yield, fed funds rates, and national unemployment as its forecast variables. These forecasts from reputable and independent *third* parties are sourced to inform the Company's reasonable and supportable forecasting of current expected credit losses.

The Company maintains a separate reserve for credit losses on off-balance-sheet credit exposures, including unfunded loan commitments, which is included in other liabilities on the consolidated balance sheets. The reserve for credit losses on off-balance-sheet credit exposures is adjusted as a provision for credit losses in the income statement. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over its estimated life, utilizing the same models and approaches for the Company's other loan portfolio segments described above, as these unfunded commitments share similar risk characteristics as its loan portfolio segments.

Management's Discussion and Analysis

Critical Accounting Policies, continued

Loans that do not share risk characteristics are evaluated on an individual basis. When management determines that foreclosure is probable and the borrower is experiencing financial difficulty, the expected credit losses are based on the fair value of collateral at the reporting date unadjusted for selling costs as appropriate.

For available for sale securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings.

If either of the above criteria is not met, the Company evaluates whether the decline in fair value is the result of credit losses or other factors. In making the assessment, the Company may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income.

Changes in the allowance for credit loss are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit loss when management believes an available for sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and December 31, 2024, there was no allowance for credit loss related to the available for sale portfolio.

Goodwill arises from business combinations and is generally determined as the excess of fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquire, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently in events and circumstances exists that indicate that a goodwill impairment test should be performed. The Company has selected November 1 as the date to perform the annual impairment test. The test as of November 1, 2025 found no impairment on the goodwill. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

Other intangible assets consist of core deposit intangibles that represent the value of long-term deposit relationships acquired in a business combination. Core deposit intangibles are amortized over the estimated useful lives of the deposit accounts acquired. The core deposit intangible as a result of the Cardinal merger, is amortized over an estimated useful life of twenty years on an accelerated basis. For the core deposit intangible as a result of the Great State merger, we used an estimated useful life of seven years on an accelerated basis for the amortization. For the core deposit intangible as a result of the JCB merger, we used an estimated useful life of ten years on an accelerated basis for the amortization.

Management's Discussion and Analysis

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2025			2024		
	Average Balance	**Interest Income/ Expense**	**Yield/ Cost**	**Average Balance**	**Interest Income/ Expense**	**Yield/ Cost**
Interest-earning assets:						
Interest-bearing deposits	$ 15,551	$ 667	4.29%	$ 7,834	$ 390	4.98%
Federal funds sold	424	18	4.25%	504	37	7.34%
Investment securities, at amortized cost	139,064	2,900	2.09%	150,869	3,135	2.08%
Loans [1,2]	1,024,516	62,164	6.07%	874,349	49,974	5.72%
Total	1,179,555	65,749		1,033,556	53,536	
Yield on average interest-earning assets			5.57%			5.18%
Non interest-earning assets:						
Cash and due from banks	20,451			18,713		
Premises and equipment	37,667			32,437		
Interest receivable and other	62,949			54,892		
Allowance for credit losses	(8,329)			(7,170)		
Unrealized gain/(loss) on securities	(18,778)			(22,964)		
Total	93,960			75,908		
Total assets	$ 1,273,515			$ 1,109,464		
Interest-bearing liabilities:						
Demand deposits	$ 250,251	2,167	0.87%	$ 218,105	1,408	0.65%
Savings deposits	172,456	223	0.13%	157,141	178	0.11%
Time deposits	360,806	11,740	3.25%	301,554	11,064	3.67%
Federal funds purchased	395	19	4.81%	334	19	5.69%
Borrowings	28,508	1,204	4.22%	26,547	1,397	5.26%
Total	812,416	15,353		703,681	14,066	
Cost on average interest-bearing liabilities			1.89%			2.00%
Non interest-bearing liabilities:						
Demand deposits	355,236			313,026		
Interest payable and other	7,851			7,298		
Total	363,087			320,324		
Total liabilities	1,175,503			1,024,005		
Stockholder's equity:	98,012			85,459		
Total liabilities and stockholder's equity	$ 1,273,515			$ 1,109,464		
Net interest income		$ 50,396			$ 39,470	
Net yield on interest-earning assets			4.27%			3.82%

[1]   Includes nonaccural loans

[2]   Interest income includes loan fees

Management's Discussion and Analysis

Table 2. Rate/Volume Variance Analysis (dollars in thousands)

| | 2025 Compared to 2024 | | | 2024 Compared to 2023 | | |
| | Interest Income/ Expense Variance | Variance Attributable To[1] | | Interest Income/ Expense Variance | Variance Attributable To[1] | |
		Rate	Volume		Rate	Volume
Interest-earning assets:						
Interest bearing deposits	$ 277	$ (45)	$ 322	$ 111	$ 5	$ 106
Federal funds sold	(19)	(14)	(5)	8	11	(3)
Investment securities	(235)	11	(246)	(45)	108	(153)
Loans	12,190	3,218	8,972	10,097	5,120	4,977
Total	12,213	3,170	9,043	10,171	5,244	4,927
Interest-bearing liabilities:						
Demand deposits	759	530	229	808	781	27
Savings deposits	45	27	18	9	19	(10)
Time deposits	676	(918)	1,594	5,216	3,068	2,148
Fed funds purchased	-	-	-	(43)	(1)	(42)
Borrowings	(193)	(308)	115	309	(11)	320
Total	1,287	(669)	1,956	6,299	3,856	2,443
Net interest income	$ 10,926	$ 3,839	$ 7,087	$ 3,872	$ 1,388	$ 2,484

(1)   The variance in interest attributed to both volume and rate has been allocated to variance attributed to volume and variance attributed to rate in proportion to the absolute value of the change in each.

Net Interest Income

Net interest income, the principal source of the Company's earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 sets forth information related to our average balance sheet, average yields on assets, and average costs of liabilities at December 31, 2025 and 2024. We derived these yields or costs by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated. Nonaccrual loans are included in earning assets in the tables. Loan yields have been reduced to reflect the negative impact on our earnings of loans on nonaccrual status. The net of capitalized loan costs and fees are amortized into interest income on loans.

For the year ended December 31, 2025, total interest income increased by $12.2 million compared to the year ended December 31, 2024. The increase in interest income in 2025 was primarily due to an increase of $12.2 million in loan interest income in the year over year comparison. Interest income on loans increased primarily due to the core loan growth of $74.2 million during 2025 in addition to interest rate increases throughout the year. Total interest expense increased by $1.3 million in the year over year comparison. Interest expense on deposits increased by $1.5 million during 2025 compared to 2024. This increase was primarily due to the $52.9 million increase in interest-bearing deposits during 2025. Management anticipates that competitive pressures for deposits may prevent deposit costs from decreasing significantly in the near term. Interest on borrowings decreased by $193 thousand in the year-over-year comparison. The effects of changes in volumes and rates on net interest income in 2025 compared to 2024, and 2024 compared to 2023 are shown in Table 2 above.

Management's Discussion and Analysis

Net Interest Income, continued

The aforementioned factors led to an increase in net interest income of $10.9 million or 27.68% for 2025 as compared to 2024. The net yield on interest-earning assets increased by 45 basis points to 4.27% in 2025 compared to 3.82% in 2024.

Provision for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the loan balance, or a portion thereof, is uncollectable. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Accrued interest receivable is excluded from the estimate of credit losses.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

The provision for credit losses was $868 thousand for the year ended December 31, 2025, compared to $1.1 million for the year ended December 31, 2024. For December 31, 2025 the provision for credit losses consisted of a provision for credit losses on loans of $759 thousand and a provision for credit losses on unfunded commitments of $109 thousand. The provision for credit losses on loans for the year ended December 31, 2024 included $813 thousand to establish an allowance for credit losses on the non-PCD loans acquired in the JCB merger. Excluding this $813 thousand, the provision for credit losses increased by $565 thousand from 2024 to 2025 due to the growth in the loan portfolio during 2025.

The reserve for credit losses was approximately 0.82% of total loans as of December 31, 2025 and 2024. Management's estimate of probable credit losses inherent in the acquired JCB, Great State, and Cardinal loan portfolios was reflected as a purchase discount which will continue to be accreted into income over the remaining life of the acquired loans. As of December 31, 2025 and 2024, the remaining unaccreted discount on the acquired loan portfolios totaled $3.3 million and $4.3 million, respectively. Management believes the provision and the resulting allowance for credit losses are adequate. Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

The major components of noninterest income for the past two years are illustrated in Table 3.

For the year ended December 31, 2025 and 2024, noninterest income was $7.8 million and $7.3 million, respectively. Included in noninterest income for the year 2025 was $60 thousand from life insurance contracts. Included in noninterest income for the year 2024 was $221 thousand from life insurance contracts and a net realized security loss of $141 thousand. The net security loss resulted from the recognition of unamortized premiums on a called bond. Excluding these items, noninterest income increased by $520 thousand in the year-over-year comparison, primarily as a result of increased income from service charges on deposit accounts of $189 thousand, and an increase of ATM, credit and debit card income of $340 thousand, offsetting a decrease of $39 thousand in mortgage origination fees. The mortgage department closed approximately $13.4 million of mortgage loans for the secondary market during 2025 compared to $15.1 million in 2024.

Management's Discussion and Analysis

Table 3. Sources of Noninterest Income (dollars in thousands)

	2025	2024
Service charges on deposit accounts	$ 2,506	$ 2,317
Increase in cash value of life insurance	694	643
Life insurance income	60	221
Mortgage originations fees	238	277
Safe deposit box rental	88	88
Gain (loss) on securities	-	(141)
ATM, credit and debit card income	3,428	3,088
Merchant services income	313	285
Investment services income	74	72
Exchange income	278	311
Other income	106	124
Total noninterest income	$ 7,785	$ 7,285

Other Expense

The major components of noninterest expense for the past two years are illustrated in Table 4.

Total noninterest expenses increased by $1.0 million, or 2.76% for the year ended December 31, 2025, compared to the year ended December 31, 2024. Salary and benefit cost increased by $1.7 million due to the increase in employees resulting from the JCB acquisition combined with routine increases year-over-year. Occupancy and equipment expenses increased by $231 thousand, and data processing increased by $464 thousand in the year-over-year comparison. FDIC/OCC assessments increased by $228 thousand and the core deposit intangible amortization increased by $290 thousand. Professional fees increased by $228 thousand in the year-over-year comparison. Merger related expenses related to the acquisition of Johnson County Bank were $2.4 million for the year ended December 31, 2024.

Management's Discussion and Analysis

Table 4. Sources of Noninterest Expense (dollars in thousands)

	2025	2024
Salaries & wages	$ 14,888	$ 13,563
Share-based compensation	477	381
Payroll taxes	1,199	1,101
Employee benefits	2,881	2,725
Total personnel expense	19,445	17,770
Director fees	400	326
Occupancy expense	2,571	2,392
Other equipment expense	1,522	1,529
Data processing expense	3,483	3,019
FDIC/OCC assessments	1,098	870
Insurance	233	230
Professional fees	1,084	856
Advertising	1,071	965
Postage & freight	754	642
Supplies	277	253
Franchise tax	520	466
Telephone	475	473
Travel, dues & meetings	688	691
ATM/EFT expense	1,774	1,715
Other real estate owned expenses	31	7
Core deposit intangible amortization	772	482
Merger related expenses	-	2,423
Other expense	1,083	1,172
Total noninterest expense	$ 37,281	$ 36,281

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 64.08% in 2025 and 77.60% in 2024. The ratios for 2025 and 2024, without the effect of nonrecurring merger related costs, would have been 64.08% and 72.42%, respectively.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $4.2 million in 2025 and $1.9 million in 2024, resulting in effective tax rates of 20.9% and 20.7%, respectively. The increase in income tax expense of $2.3 million in 2025 was primarily due to the increase in income before taxes of $10.7 million in 2025 compared to 2024.

Management's Discussion and Analysis

Income Taxes, continued

Net deferred tax assets of $3.7 million, and $5.6 million existed at December 31, 2025 and 2024 respectively. At December 31, 2025, net deferred tax assets included $3.2 million of deferred tax assets applicable to unrealized losses on investment securities available for sale, and $217 thousand of deferred tax assets applicable to funded projected pension benefit obligations. Accordingly, these amounts were not charged to income but recorded directly to the related stockholders' equity account.

Analysis of Financial Condition

Average earning assets increased $146.0 million, or 14.13%, from 2025 to 2024 due to asset growth primarily reflected in an increase in loans during 2025. Total earning assets represented 92.62% of total average assets in 2025 and 93.16% in 2024. The mix of average earning assets changed from 2024 to 2025 as average loans increased by $150.2 million, or 17.17%, and average investment securities decreased by $11.8 million, or 7.82%. Average federal funds sold and average deposits in banks increased by $7.6 million, or 91.59%, from 2024 to 2025.

Table 5. Average Asset Mix (dollars in thousands)

| | 2025 | | 2024 | |
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 1,024,516	80.45%	$ 874,349	78.81%
Investment securities	139,064	10.92%	150,869	13.60%
Federal funds sold	424	0.03%	504	0.04%
Deposits in other banks	15,551	1.22%	7,834	0.71%
Total earning assets	1,179,555	92.62%	1,033,556	93.16%
Nonearning assets:				
Cash and due from banks	20,451	1.61%	18,713	1.69%
Premises and equipment	37,667	2.96%	32,437	2.92%
Other assets	62,949	4.94%	54,892	4.95%
Allowance for credit losses	(8,329)	-0.65%	(7,170)	-0.65%
Unrealized loss on securities	(18,778)	-1.48%	(22,964)	-2.07%
Total nonearning assets	93,960	7.38%	75,908	6.84%
Total assets	$ 1,273,515	100.00%	$ 1,109,464	100.00%

Average loans for 2025 represented 80.45% of total average assets compared to 78.81% in 2024. Average federal funds sold decreased from 0.04% to 0.03% of total average assets while deposits in other banks increased from 0.71% to 1.22% of total average assets over the same time period. Average investment securities decreased from 13.60% in 2024 to 10.92% of total average assets in 2025. The balances of nonearning assets to total average assets increased from 6.84% to 7.38% in the annual comparison.

Management's Discussion and Analysis

Loans

Average loans totaled $1.02 billion for the year ended December 31, 2025. This represents an increase of $150.2 million, or 17.17%, from the average of $874.3 million for 2024. This increase was primarily due to organic core loan growth of $74.2 million during 2025.

The loan portfolio consists primarily of real estate and commercial loans. These loans accounted for 98.30% of the total loan portfolio at December 31, 2025. This is comparable to the 97.67% that the categories maintained at December 31, 2024. The amount of loans outstanding by type at December 31, 2025 and 2024 and the maturity distribution for variable and fixed rate loans as of December 31, 2025 are presented in Tables 6 and 7, respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

| | December 31, 2025 | | December 31, 2024 | |
	Amount	%	Amount	%
Construction and development	$ 64,851	6.13%	$ 68,650	6.97%
Residential, 1-4 families	491,334	46.43%	433,568	44.04%
Residential, 5 or more families	104,984	9.92%	84,554	8.59%
Farmland	23,203	2.19%	24,412	2.48%
Nonfarm, nonresidential	302,696	28.61%	293,151	29.78%
Total real estate	987,068	93.28%	904,335	91.86%
Agricultural	3,833	0.36%	4,036	0.41%
Commercial	53,164	5.02%	57,151	5.81%
Consumer	9,598	0.91%	10,971	1.11%
Other	4,535	0.43%	7,966	0.81%
Total	$ 1,058,198	100.00%	$ 984,459	100.00%

Management's Discussion and Analysis

Table 7. Maturity Schedule of Loans, as of December 31, 2025 (dollars in thousands)

	One Year or Less	Over One to Five Years	Over Five Years to Fifteen Years	Over Fifteen Years	Total
Fixed rate loans:					
Real Estate Secured:					
Construction & development	$ 5,759	$ 2,789	$ 5,857	$ 43	$ 14,448
Farmland	596	420	382	-	1,398
Residential	8,190	7,615	17,794	773	34,372
Commercial mortgage	8,463	13,540	4,325	237	26,565
Non-Real Estate Secured:					
Commercial & Agricultural	4,587	26,112	4,771	293	35,763
Consumer & Other	1,517	8,365	1,427	8	11,317
Total fixed rate loans	$ 29,112	$ 58,841	$ 34,556	$ 1,354	$ 123,863
Variable rate loans:					
Real Estate Secured:					
Construction & development	$ 7,963	$ 1,129	$ 17,352	$ 23,959	$ 50,403
Farmland	1,491	590	8,938	10,786	21,805
Residential	16,344	6,672	70,723	468,207	561,946
Commercial mortgage	4,796	3,447	76,394	191,494	276,131
Non-Real Estate Secured:					
Commercial & Agricultural	11,845	1,694	7,481	214	21,234
Consumer & Other	694	66	2,056	-	2,816
Total variable rate loans	$ 43,133	$ 13,598	$ 182,944	$ 694,660	$ 934,335
Total loans:					
Real Estate Secured:					
Construction & development	$ 13,722	$ 3,918	$ 23,209	$ 24,002	$ 64,851
Farmland	2,087	1,010	9,320	10,786	23,203
Residential	24,534	14,287	88,517	468,980	596,318
Commercial mortgage	13,259	16,987	80,719	191,731	302,696
Non-Real Estate Secured:					
Commercial & Agricultural	16,432	27,806	12,252	507	56,997
Consumer & Other	2,211	8,431	3,483	8	14,133
Total loans	$ 72,245	$ 72,439	$ 217,500	$ 696,014	$ 1,058,198

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates. On average, loans yielded 6.07% in 2025 compared to an average yield of 5.72% in 2024. The increase in yield during 2025 was primarily due to core loan growth of $74.2 million in 2025 and an increase in interest rates during the year. Management anticipates that this loan growth, in addition to higher rates in the current year, will have a positive impact on both earning assets and loan yields.

Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate. As of December 31, 2025 approximately 44.45% of our commercial mortgage loans are owner occupied and 55.55% are non-owner occupied.

Management's Discussion and Analysis

We generally originate adjustable-rate commercial real estate loans with maximum terms of up to 25 years. From time to time, we will also originate fixed-rate loans. We generally limit loan-to-value ratios to 80% of the appraised value or purchase price, whichever is lower. All of our commercial real estate loans are subject to our underwriting procedures and guidelines. Although our commercial real estate are made to a diversified pool of unrelated borrowers across numerous businesses, adverse developments in our market area could have an adverse impact on this portfolio of loans and the Company's income and financial position.

The management team has extensive experience in underwriting commercial real estate loans and has implemented and continues to maintain heightened risk management procedures and strong underwriting criteria with respect to its commercial real estate portfolio. The Board of Directors has established internal maximum limits on commercial real estate loans to better manage and control the exposure to property classes during periods of changing economic conditions.

Our risk management process begins with a robust underwriting program. The underwriting and risk rating of all loans is completed by an underwriting team that is independent of the originating lender(s). The underwriting analysis of commercial real estate loans includes pre-origination sensitivity analysis utilizing portfolio stress testing methods to fully understand the potential exposure before we originate the credit. Once originated, each loan receives ongoing quarterly stress tests to evaluate the risk profile over the life of the credit.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower (including credit history), profitability and expertise, as well as the value and condition of the mortgaged property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower's experience in owning or managing similar property and the borrower's payment history with us and other financial institutions. In evaluating the property securing the loan, among other factors, we consider the net operating income of the mortgaged property before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to debt service) to ensure that, subject to certain exceptions, it is at least 1.25x for commercial real estate loans, and the ratio of the loan amount to the appraised value of the mortgaged property. Our commercial real estate loans are appraised by outside independent and qualified appraisers that are duly approved in accordance with Bank policy. Per policy, personal guarantees are obtained from commercial real estate borrowers. Each borrower's financial information on such loans is monitored on an ongoing basis by requiring periodic financial statement updates.

We believe that our commercial real estate composition is relatively diversified in terms of industry sectors, property types and various lending specialties. As of December 31, 2025, the amortized cost balances of concentrations in our commercial real estate loan portfolio, were as follows:

	Owner Occupied	Non-Owner Occupied	Total	%
Office	$ 40,039	$ 43,137	$ 83,176	27.48%
Hotel	-	52,127	52,127	17.22%
Warehouse	29,584	8,675	38,259	12.64%
Retail	19,416	17,102	36,518	12.06%
Restaurants	11,444	4,630	16,074	5.31%
Industrial	12,064	3,932	15,996	5.28%
Mini-storage	2,279	13,308	15,587	5.15%
Churches	8,933	719	9,652	3.19%
Assisted living	189	7,438	7,627	2.52%
Other	10,600	17,080	27,680	9.15%
Total	$ 134,548	$ 168,148	$ 302,696	100.00%

Management's Discussion and Analysis

Investment Securities

The Company uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies, U.S. Government Sponsored Enterprises and State and Municipal bonds, as well as investment grade corporate bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2025 by major types of investments and contractual maturity ranges. Investment securities in Table 8 may have repricing or call options that are earlier than the contractual maturity date.

The total amortized cost of investment securities decreased by approximately $11.3 million from December 31, 2024 to December 31, 2025, while the average balance of investment securities carried throughout the year decreased by approximately $11.8 million from 2024 to 2025. The average yield of the investment portfolio increased to 2.09% for the year ended December 31, 2025 compared to 2.08% for 2024.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	December 31, 2025					
	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Market Value 12/31/25	Book Value 12/31/25
Investment securities:						
U.S. Government agencies	$ 4,979	$ 3,385	$ 14,649	$ -	$ 23,013	$ 25,457
Mortgage-backed securities	199	4,100	21,792	25,570	51,661	58,040
State and municipal securities	-	5,465	23,678	10,279	39,422	45,939
Total	$ 5,178	$ 12,950	$ 60,119	$ 35,849	$ 114,096	$ 129,436
Weighted average yields [1]**:**						
U.S. Government agencies	3.08%	1.57%	1.71%	0.00%	1.96%	
Mortgage-backed securities	2.01%	1.64%	2.33%	1.49%	1.84%	
State and municipal securities	0.00%	1.47%	2.13%	2.48%	2.15%	
Total	3.04%	1.55%	2.10%	1.79%	1.97%	

(1)   Weighted average yields on investment securities are based on amortized cost and are calculated on a tax equivalent basis.

Management's Discussion and Analysis

Deposits

The Company relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of more than $250,000) are the primary funding source. The Company's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. The Company's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Company's growth and profitability. The Company attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Company.

Average total deposits for the year ended December 31, 2025 amounted to $1.14 billion, which was a increase of $148.9 million, or 15.05% from $989.8 million at December 31, 2024. Average core deposits totaled $1.02 billion in 2025 representing a 13.60% increase from the $901.7 million in 2024. The percentage of the Company's average deposits that are interest-bearing increased to 68.8% in 2025 compared to 68.4% in 2024. The percentage of the Company's average demand deposits, which earn no interest, decreased from 31.6% in 2024 to 31.2% in 2025. Average deposits for the periods ended December 31, 2025 and 2024 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	December 31, 2025			December 31, 2024		
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:						
Interest-bearing DDA accounts	$ 153,129	13.5%	0.15%	$ 138,160	14.0%	0.13%
Money market	97,122	8.5%	2.00%	79,945	8.1%	1.53%
Savings	172,456	15.1%	0.13%	157,141	15.9%	0.11%
Individual retirement accounts	50,175	4.4%	2.38%	43,047	4.3%	2.40%
CD's $250,000 or less	196,159	17.2%	3.21%	170,338	17.2%	3.60%
CD's greater than $250,000	114,472	10.1%	3.73%	88,169	8.9%	4.43%
Total interest-bearing deposits	783,513	68.8%	1.80%	676,800	68.4%	1.87%
Noninterest-bearing deposits	355,236	31.2%	0.00%	313,026	31.6%	0.00%
Total deposits	$ 1,138,749	100.0%	1.24%	$ 989,826	100.0%	1.28%

The average balance of certificates of deposit issued in denominations of more than $250,000 increased by $26.3 million, or 29.83%, for the year ended December 31, 2025 compared to December 31, 2024. The strategy of management has been to support loan growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. However, during 2025, increased interest rates and competition for deposits led to a shift in deposit balances as customers moved funds from lower cost deposits to higher cost certificates of deposit. During 2025 average balances in lower cost deposits increased by $89.7 million and higher cost individual retirement accounts and certificates of deposit increased by $59.2 million.

Management's Discussion and Analysis

Deposits, continued

Estimated uninsured deposits totaled $407.8 million and $332.2 million at December 31, 2025 and December 31, 2024, respectively. Uninsured amounts are estimated based on the portion of account balance in excess of FDIC insurance limits. Table 10 provides maturity information relating to uninsured time deposits at December 31, 2025.

Table 10. Estimated Uninsured Time Deposits Maturities (dollars in thousands)

Estimated Uninsured Time Deposits at December 31, 2025:

Remaining maturity of three months or less	$	46,353
Remaining maturity over three months through six months		61,062
Remaining maturity over six months through twelve months		15,372
Remaining maturity over twelve months		1,204
Total estimated uninsured time deposits	$	123,991

Management's Discussion and Analysis

Equity

Stockholders' equity totaled $107.7 million at December 31, 2025 compared to $88.7 million at December 31, 2024. The increase of $19.0 million, or 21.42%, was due to earnings of $15.8 million, $5.6 million in other comprehensive income, less dividend payments of $2.9 million, and share-based compensation of $477 thousand. Book value increased from $15.69 per share at December 31, 2024 to $19.00 per share at December 31, 2025.

Federal capital rules require the Bank to maintain (i) a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% common equity Tier 1 ratio, effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio, effectively resulting in a minimum Tier 1 capital ratio of 8.5%), (iii) a minimum ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (which is added to the 8.0% total capital ratio, effectively resulting in a minimum total capital ratio of 10.5%), and (iv) a minimum leverage ratio of 4%, calculated as the ratio of Tier 1 capital to average assets.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banks are now required to maintain levels that meet the required minimum plus the capital conservation buffer in order to make distributions, such as dividends, or discretionary bonus payments. The Banks's capital conservation buffer is 3.53% as of December 31, 2025.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2025	2024
Tier 1 Capital	$ 109,056	$ 99,740
Qualifying allowance for credit losses (limited to 1.25% of risk-weighted assets)	9,091	8,201
Total regulatory capital	$ 118,147	$ 107,941
Total risk-weighted assets	$ 1,024,664	$ 964,993
Tier 1 capital as a percentage of risk-weighted assets	10.6%	10.3%
Common Equity Tier 1 capital as a percentage of risk-weighted assets	10.6%	10.3%
Total regulatory capital as a percentage of risk-weighted assets	11.5%	11.2%
Leverage ratio*	8.3%	8.2%

* Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

Management's Discussion and Analysis

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is generally based on the cash flow of the borrower as the source of repayment rather than the value of the collateral. The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies.

Table 12 provides information about the allowance for credit losses, nonperforming assets and loans past due 90 days or more and still accruing as of December 31, 2025 and 2024.

Table 12. Loan Loss Data (dollars in thousands)

	2025	2024
Allowance for credit losses	$ 8,666	$ 8,027
Total loans	$ 1,058,198	$ 984,459
Allowance for credit losses to total loans	0.82%	0.82%
Nonperforming loans:		
Nonaccrual loans	$ 4,810	$ 2,563
Loans past due 90 days or more and still accruing	-	-
Total nonperforming loans	4,810	2,563
Other real estate owned	-	140
Total nonperforming assets	$ 4,810	$ 2,703
Total nonperforming loans as a percentage to total loans	0.45%	0.26%
Total allowance for credit losses to nonperforming loans	180.17%	313.19%
Total nonperforming assets as a percentage to total assets	0.37%	0.22%
Total nonaccrual loans as a percentage to total loans	0.45%	0.26%
Total allowance for credit losses to nonaccrual loans	180.17%	313.19%

Total nonperforming loans were 0.45% and 0.26% of total outstanding loans as of December 31, 2025 and 2024, respectively. The majority of the increase in nonaccrual loans from 2024 to 2025 came in the "residential real estate" category due to an increase of $2.7 million during 2025, which was primarily related to one loan relationship going into nonaccrual status. Based on discounted appraisal values, management does not expect any credit losses on the relationship at this time. Loans are placed in nonaccrual status when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Loans are removed from nonaccrual status when they are deemed a loss and charged to the allowance, transferred to foreclosed assets, or returned to accrual status based upon performance consistent with the original terms of the loan or a subsequent restructuring thereof. Management's ability to ultimately resolve these loans either with or without significant loss will be determined, to a great extent, by general economic and real estate market conditions.

Management's Discussion and Analysis

Nonperforming and Problem Assets, continued

For the years ended December 31, 2025 and 2024, interest income recognized on loans in nonaccrual status was approximately $19 thousand and $25 thousand, respectively. Had these credits been current in accordance with their original terms, the gross interest income for these credits would have been approximately $87 thousand and $75 thousand, respectively for the years ended December 31, 2025 and 2024.

As a result of the JCB merger, there was one property valued at $140 thousand in other real estate owned at December 31, 2024. The property was sold during the second quarter of 2025. There was no other real estate owned at December 31, 2025. More information on nonperforming assets and modifications to borrowers experiencing financial difficulty can be found in Note 5 of the "Notes to Consolidated Financial Statements" found in Item 8 of this annual report on Form 10-K.

As of December 31, 2025 and December 31, 2024, we had loans with a current principal balance of $13.7 million and $9.7 million rated "Watch" or "Special Mention". The "Watch" classification is utilized by us when we have an initial concern about the financial health of a borrower that indicates above average risk. We then gather current financial information about the borrower and evaluate our current risk in the credit. After this review we will either move the loan to a higher risk rating category or move it back to its original risk rating. Loans may be left rated "Watch" for a longer period of time if, in management's opinion, there are risks that cannot be fully evaluated without the passage of time, and we want to review it on a more regular basis. Assets that do not currently expose the Bank to sufficient risk to warrant a classification such as "Substandard" or "Doubtful" but otherwise possess weaknesses are designated "Special Mention". Loans rated as "Watch" or "Special Mention" are not considered "potential problem loans" until they are determined by management to be classified as "Substandard". As of December 31, 2025 and December 31, 2024, respectively, potential problem loans classified as "Substandard" totaled $8.7 million and $5.3 million, respectively. As of December 31, 2025 and December 31, 2024, respectively, the Bank had no loans graded "Doubtful" included in the balance of total loans outstanding.

Past due loans are often regarded as a precursor to further credit problems which would lead to future increases in nonaccrual loans or other real estate owned. As of December 31, 2025, loans past due 30-89 days and still accruing totaled $316 thousand compared to $416 thousand at December 31, 2024.

The allowance for credit losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for credit losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance. The reserve for credit losses was approximately 0.82% of total loans at December 31, 2025 and 2024, respectively.

Management's Discussion and Analysis

Table 13 shows net charge-offs, average loan balances and the percentage of charge-offs to average loan balances. The allocation of the allowance for credit losses is detailed in Table 14.

Table 13. Analysis of Net Charge-Offs (dollars in thousands)

	December 31, 2025		
	Net (Charge-Offs) Recoveries	Average Loans	Percentage of Net (Charge-Offs) Recoveries to Average Loans
Construction & development	$ -	$ 68,126	0.00%
Farmland	-	23,668	0.00%
Residential	1	558,135	0.00%
Commercial mortgage	4	296,448	0.00%
Commercial & agriculture	(4)	60,964	(0.01%)
Consumer & other	(121)	17,175	(0.70%)
Total	$ (120)	$ 1,024,516	(0.01%)

	December 31, 2024		
	Net (Charge-Offs) Recoveries	Average Loans	Percentage of Net (Charge-Offs) Recoveries to Average Loans
Construction & development	$ -	$ 57,397	0.00%
Farmland	-	24,468	0.00%
Residential	14	446,612	0.00%
Commercial mortgage	4	275,560	0.00%
Commercial & agriculture	13	53,491	0.02%
Consumer & other	(87)	16,821	(0.52%)
Total	$ (56)	$ 874,349	(0.01%)

Table 14. Allocation of the Allowance for Credit Losses (dollars in thousands)

Balance at the end of the period applicable to:	December 31, 2025			December 31, 2024		
	Amount	% of ACL to Loans	% of Loans to Total Loans	Amount	% of ALL to Loans	% of Loans to Total Loans
Construction & development	$ 924	1.42%	6.13%	$ 1,012	1.47%	6.97%
Farmland	182	0.78%	2.19%	174	0.71%	2.48%
Residential	4,677	0.78%	56.35%	4,070	0.79%	52.63%
Commercial mortgage	2,192	0.72%	28.61%	1,941	0.66%	29.78%
Commercial & agriculture	530	0.93%	5.38%	504	0.82%	6.22%
Consumer and other	161	1.14%	1.34%	326	1.72%	1.92%
Total	$ 8,666	0.82%	100.00%	$ 8,027	0.82%	100.00%

Management's Discussion and Analysis

Financial Instruments with Off-Balance Sheet Risk

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. A summary of the Bank's commitments at December 31, 2025 and 2024 is as follows:

	2025	2024
Commitments to extend credit	$ 227,390	$ 210,610
Standby letters of credit	3,091	1,398
	$ 230,481	$ 212,008

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must ensure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 7.2% at December 31, 2025 compared to 7.7% at December 31, 2024. These ratios are considered to be adequate by management.

The Bank uses cash and federal funds sold to meet its daily funding needs. If funding needs are met through holdings of excess cash and federal funds, then profits might be sacrificed as higher-yielding investments are foregone in the interest of liquidity. Therefore, management determines, based on such items as loan demand and deposit activity, an appropriate level of cash and federal funds and seeks to maintain that level.

Management's Discussion and Analysis

The primary goals of the investment portfolio are liquidity management and maturity gap management. As investment securities mature the proceeds are reinvested in federal funds sold if the federal funds level needs to be increased, otherwise the proceeds are reinvested in similar investment securities. The majority of investment security transactions consist of replacing securities that have been called or matured. The Bank keeps a portion of its investment portfolio in unpledged assets that are less than 60 months to maturity or next repricing date. These investments are a preferred source of funds in that they can be disposed of in most interest rate environments without causing significant damage to that quarter's profits.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2025. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2025 the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to changes in interest rates exceed assets subject to interest rate changes (nonasset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2025 Maturities/Repricing				
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Interest bearing deposits	$ 3,125	$ -	$ -	$ -	$ 3,125
Fed funds sold	343	-	-	-	343
Investments	4,979	199	14,466	94,452	114,096
Loans	179,450	102,472	624,300	151,976	1,058,198
Total	$ 187,897	$ 102,671	$ 638,766	$ 246,428	$ 1,175,762
Interest-Bearing Liabilities:					
Interest-bearing DDA accounts	$ 157,872	$ -	$ -	$ -	$ 157,872
Money market	116,600	-	-	-	116,600
Savings	169,627	-	-	-	169,627
Time deposits	135,658	206,970	20,437	-	363,065
Borrowings	-	-	-	-	-
Total	$ 579,757	$ 206,970	$ 20,437	$ -	$ 807,164
Interest sensitivity gap	$ (391,860)	$ (104,299)	$ 618,329	$ 246,428	$ 368,598
Cumulative interest sensitivity gap	$ (391,860)	$ (496,159)	$ 122,170	$ 368,598	$ 368,598
Ratio of sensitivity gap to total earning assets	-33.3%	-8.9%	52.6%	21.0%	31.4%
Cumulative ratio of sensitivity gap to total earning assets	-33.3%	-42.2%	10.4%	31.4%	31.4%

Management's Discussion and Analysis

The Company uses a number of tools to monitor its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve, and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents the Bank's twelve-month forecasts for changes in net interest income and market value of equity resulting from changes in rates of up to 400 basis points up or down, as of December 31, 2025.

Table 16. Interest Rate Risk (dollars in thousands)

Rate Shocked Net Interest Income and Market Value of Equity				
Change in Interest Rates (Basis Points)	**Net Interest Income**	**Change in Net Interest Income**	**% Change in Net Interest Income**	**Market Value of Equity**
+400	$ 57,184	$ 1,667	3.00%	$ 189,488
+300	56,760	1,243	2.24%	208,384
+200	56,347	830	1.50%	224,540
+100	55,974	457	0.82%	235,699
0	55,517	-	-	239,371
-100	53,222	(2,295)	(4.13%)	234,563
-200	51,097	(4,420)	(7.96%)	222,730
-300	49,518	(5,999)	(10.81%)	210,887
-400	48,638	(6,879)	(12.39%)	203,219

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all Company assets and liabilities are monetary in nature, therefore the impact of inflation is reflected primarily in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Stockholder Information

Requests for Information

Requests for information should be directed to Mrs. Suzanne S. Yearout, Corporate Secretary, at Skyline Bankshares, Inc., 212 East Main Street, P.O. Box 215, Floyd, Virginia 24091; telephone (540) 745-4191.

Independent Registered Public Accounting Firm

Elliott Davis, PLLC
500 East Morehead Street, Suite 700
Charlotte, North Carolina, 28202

Stock Transfer Agent

Computershare
150 Royall Street
Canton, Massachusetts, 02021

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Blacksburg} 1206 South Main Street, Blacksburg, VA 24060 P} 540/750-8800
Boone} 1641 Blowing Rock Road, Boone, NC 28607 P} 828/264-4260
Carroll} 8351 Carrollton Pike, Galax, VA 24333 P} 276/238-8112
Christiansburg} 2681 Market Street, Christiansburg, VA 24073 P} 540/381-8121
East Independence} 802 East Main Street, Independence, VA 24348 P} 276/773-2821
Elk Creek} 60 Comers Rock Road, Elk Creek, VA 24326 P} 276/655-4011
Floyd} 212 East Main Street, Floyd, VA 24091 P} 540/745-4191
Galax} 209 West Grayson Street, Galax, VA 24333 P} 276/238-2411
Hickory} 2900 HWY 127 South, Hickory, NC 28602 P} 828/578-7400
Hickory} 1625 North Center Street, Hickory, NC 28601 P} 828/578-7499
Hillsville} 419 South Main Street, Hillsville, VA 24343 P} 276/728-2810
Hudson} 537 Main Street, Hudson, NC 28638 P} 828/750-6076
Independence Main Office & Operations Ctr} 113 West Main Street, Independence, VA 24348 P} 276/773-2811
Lenoir} 509 Wilkesboro Blvd. NE, Lenoir, NC 28645 P} 828/750-6100
Meadows of Dan} 3607 Jeb Stuart Hwy, Meadows of Dan, VA 24120 P} 276/222-3091
Mocksville} 119 Gaither Street, Mocksville, NC 27028 P} 336/477-7010
Mountain City} 241 West Main Street, Mountain City, TN 37683 P} 423/727-7701
Radford} 7349 Peppers Ferry Boulevard, Radford, VA 24141 P} 540/633-1680
Roanoke} 4094 Postal Drive, Roanoke, VA 24018 P} 540/774-1111
Roanoke} 3850 Keagy Road, Roanoke, VA 24018 P} 540/387-4533
Sparta} 98 South Grayson Street, Sparta, NC 28675 P} 336/372-2811
Troutdale} 101 Ripshin Road, Troutdale, VA 24378 P} 276/677-3722
West Jefferson} 1055 Mount Jefferson Road, West Jefferson, NC 28694 P} 336/489-7811
Whitetop} 16303 Highlands Parkway, Whitetop, VA 24292 P} 276/388-3811
Wilkesboro} 1422 US Highway 421, Wilkesboro, NC 28697 P} 336/903-4948
Willis} 5598 Floyd Highway South, Willis, VA 24380 P} 540/745-4191
Wytheville} 420 North 4th Street, Wytheville, VA 24382 P} 276/228-6050
Yadkinville} 532 East Main Street, Yadkinville, NC 27055 P} 336/849-4194
Abingdon Loan Production Office} 201 West Main Street, Abingdon, VA 24210 P} 276/619-1640
Mooresville Loan Production Office} 133 River Park Road, Suite 201, Mooresville, NC 28117 P} 704/473-2208

Skyline Support Call Center} 1-866-773-2811



125 Years of Service

For 125 years, Skyline has remained committed to the people and communities we serve.

Through every season of growth and change, our focus has stayed the same: building relationships, supporting local businesses, and helping our customers reach what matters most.

As we look ahead, we remain focused on the values that have guided us from the beginning and on providing *always our best*.



Always Our Best

Skyline National Bank

ALWAYS OUR BEST